Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 29th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Report of the Management Board regarding Agenda item number 1 of the Extraordinary General Meeting on 19/20 December 2006 dated November 7th, 2006 with Enclosures

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: November 29th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

ALTANA AG
Extraordinary General Meeting
on 19/20 December 2006
Report of the Management Board regarding Agenda item number 1
Adoption of a resolution approving the disposal of
ALTANA Pharma AG to Nycomed Germany Holding GmbH on the basis of the Sale and Purchase Agreement dated 20 September 2006

I.	INTRODUCTION			5

II.	THE ALTANA GROUP			6

	1.	ALTANA AG		6
		1.1	Overview	6
		1.2	Seat, financial year and object of the company	6
		1.3	Registered share capital and shareholders	7
		1.4	Management Board and Supervisory Board	7
		1.5	Business	8
		1.6	Key figures of the ALTANA Group	9

	2.	ALTANA Pharma AG		10
		2.1	Overview	10
		2.2	Seat, financial year and object of the company	13
		2.3	Registered share capital and shareholders	13
		2.4	Management Board and Supervisory Board	13
		2.5	Business	14
		2.6	Key figures	16

	3.	ALTANA Chemie AG		17
		3.1	Overview	17
		3.2	Seat, financial year and object of the company	20
		3.3	Registered share capital and shareholders	20
		3.4	Management Board and Supervisory Board	20
		3.5	Business	21
		3.6	Key figures	22

III.	THE DISPOSAL OF ALTANA PHARMA AG			23

	1.	Commercial Environment		23

	2.	Principal Reasons for the Disposal of ALTANA Pharma AG		24

	3.	Alternatives to the Disposal of ALTANA Pharma AG		25

	4.	Approach and Selection of Potential Partners and Purchasers		26

	5.	Information on the Purchaser and its Shareholders		27

	6.	Expectations with regard to the Combination of Nycomed and ALTANA Pharma		28

	7.	Submission to the General Meeting		29

	8.	Antitrust Clearance		29

	9.	Material Content of the Sale and Purchase Agreement		30
		9.1	Contract parties and comfort letter	30
		9.2	Object of sale	30
		9.3	Purchase price and purchase price adjustment	31
		9.4	Conditions for the Sale and Purchase Agreement taking effect	32

		9.5	Conduct of business until transfer of the shares	32
		9.6	Conditions for the completion of the Sale and Purchase Agreement	33
		9.7	Right of withdrawal	34
		9.8	Completion of the Sale and Purchase Agreement and transfer of the shares	34
		9.9	General guarantees of ALTANA AG	35
		9.10	Tax guarantees and indemnities	37
		9.11	Environmental guarantees and indemnities	38
		9.12	Limitations of liability for the benefit of ALTANA AG	38
		9.13	Guarantees by the Purchaser	39
		9.14	Use of the names and trademarks “ALTANA” and “BYK”	39
		9.15	Obligations for the period after completion of the Sale and Purchase Agreement	40
		9.16	Costs and lump-sum reimbursement of costs	40

	10.	Explanation of the Purchase Price		41
		10.1	Reasonableness of the purchase price	41
		10.2	Effects of the purchase price adjustment clause	42

IV.	USE OF THE DISPOSAL PROCEEDS			43

V.	CERTIFICATE OF DEUTSCHE BANK AG			43

VI.	SHARE BUYBACK			45

VII.	EFFECTS OF THE DISPOSAL OF ALTANA PHARMA AG			45

	1.	Effects on the Balance Sheet		45
		1.1	Effects on the Consolidated Financial Statements of the ALTANA Group	45
		1.2	Effects on the single-entity financial statements of ALTANA AG	48

	2.	Tax Effects		50
		2.1	Income taxes	50
		2.2	Transfer taxes	50
		2.3	Tax unity	50

	3.	Effects under Corporate Law		50
		3.1	Structure of ALTANA AG after the disposal of the shares in ALTANA Pharma AG	50
		3.2	Change of the object of the company	51

	4.	Economic Effects		51

	5.	Effects on the Employees		52
		5.1	Effects on the individual employee rights	52
		5.2	Effects on the works constitution	52
		5.3	Effects on employee co-determination in the Supervisory Board of ALTANA AG	53

	6.	Effects on the Shareholders of ALTANA AG		53
		6.1	Effects under corporate law and economic effects	53
		6.2	Tax effects	54

Annex 1	Definitions

Annex 2	Glossary

Annex 3	Fairness Opinion of Deutsche Bank AG

Annex 4	English Translation of Fairness Opinion of KPMG Deutsche Treuhand-Gesellschaft Aktien- gesellschaft Wirtschaftsprüfungsgesellschaft

I.	INTRODUCTION
Dear Shareholders,
The planned disposal of ALTANA Pharma AG represents a major strategic change for ALTANA AG. The resulting exit from the pharmaceutical activities puts an end to the business activities of our company being focussed on two divisions and represents the beginning of ALTANA AG being focussed on the field of specialty chemicals.
The Management Board is firmly convinced that the disposal of the pharmaceuticals division is the best solution for the company and its shareholders in the current circumstances. The Management Board is also convinced that the future focussing of ALTANA AG on the chemicals business is a very good prospect for those shareholders who remain invested in the company after the realignment.
In view of the importance of the transaction for ALTANA AG, the Management Board has decided, as a matter of precaution, to submit the decision on the disposal of ALTANA Pharma AG to the General Meeting for approval. Under the provisions of the Sale and Purchase Agreement for the disposal of all of the shares in ALTANA Pharma AG, which was concluded on 20 September 2006 with a subsidiary of the Danish pharmaceuticals company Nycomed A/S, the Management Board is only obliged to complete the Sale and Purchase Agreement if the General Meeting has approved the disposal. The resolution is to be adopted at the Extraordinary General Meeting of ALTANA AG convened for 19 December 2006 and, as a precaution, also for 20 December 2006.
The Management Board is submitting to the Extraordinary General Meeting of ALTANA AG the following report on the disposal of ALTANA Pharma AG.

II.	THE ALTANA GROUP
1.	ALTANA AG
1.1	Overview
ALTANA AG was established as a listed company through a spin-off from Varta AG in 1977. The company held all of the shares in BYK Gulden Lomberg Chemische Fabrik GmbH, Konstanz, and all of the shares in Milupa AG, Friedrichsdorf. A small specialty chemicals business also formed part of the group. Thereafter, several other investments of minor significance were sold. Since 1985, in addition to the pharmaceuticals business of BYK Gulden and Milupa’s baby food and dietetics business, the specialty chemicals business was continuously expanded and developed into a separate business division.
The company originally had its seat in Frankfurt am Main and traded under the name ALTANA Industrie Aktien- und Anlagen AG. The seat was transferred to Bad Homburg v.d. Höhe in February 1978; the name was changed to ALTANA AG in 1993.
In 1995, Milupa AG’s entire business (baby food and dietetics) was sold to the Dutch company Nutricia N.V. (today Royal Numico N.V.). Since 1996 ALTANA AG has concentrated on the pharmaceuticals and specialty chemicals divisions. In 2002, BYK Gulden Lomberg Chemische Fabrik GmbH was transformed into ALTANA Pharma AG and the specialty chemicals division was realigned under the intermediate holding company ALTANA Chemie AG (see Section 3.1 below).
1.2	Seat, financial year and object of the company
ALTANA AG is a stock corporation (Aktiengesellschaft) registered in the commercial register (Handelsregister) of the Local Court (Amtsgericht) of Bad Homburg vor der Höhe under HRB 1933. It has its seat in Bad Homburg vor der Höhe. The financial year of ALTANA AG is the calendar year.
The object of ALTANA AG is to acquire and to directly and indirectly hold major interests in commercial enterprises of all kinds, or to establish commercial enterprises of all kinds, especially in the fields of the production and distribution of pharmaceutical, dietetic and chemical products and substances, as well as testing and measuring instruments. The company is authorised to operate itself in the business sectors referred to and, furthermore, to engage in the planning and provision of advice regarding the installation of industrial plants, management of real estate, the acquisition, granting and use of intellectual property rights and licences, especially utilising the registered service mark ALTANA, and to conduct any other commercial activities in the industrial, commercial and trading fields within Germany and abroad. The company is authorised to carry out all measures and transactions that are suitable to promote the objectives of the company, including the establishment of branch offices, the acquisition of interests in companies in Germany and abroad, and the divestiture of interests.
1.3	Registered share capital and shareholders
The registered share capital (Grundkapital) of ALTANA AG amounts to EUR 140,400,000.00 and is divided into 140,400,000 no-par-value bearer shares, with each share representing a pro rata amount of EUR 1.00 of the registered share capital (hereinafter referred to as “ALTANA Shares”).
The ALTANA Shares have been listed on the Frankfurt Stock Exchange (ISIN DE0007600801) since 8 September 1977. Furthermore, ALTANA AG’s American Depositary Receipts (hereinafter referred to as “ADR”) have been listed on the New York Stock Exchange (ISIN US02143N1037) since 22 May 2002, with each ADR representing one no-par-value share. The ALTANA Shares are also traded on the stock exchanges of Berlin-Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart.
ALTANA AG’s largest shareholder is Ms Susanne Klatten, who holds around 50.1% of the registered share capital. In a letter dated 20 September 2006, Barclays PLC, London, informed ALTANA AG that on 14 September 2006 it held indirectly through various subsidiaries a total of 5.33% of the voting rights in ALTANA AG. ALTANA AG holds approximately 4.41 million of its own shares, corresponding to roughly 3.1% of the registered share capital.
1.4	Management Board and Supervisory Board
The Management Board of ALTANA AG consists of:
•	Dr. h. c. Nikolaus Schweickart, Chairman of the Management Board

•	Dr. Hermann Küllmer, CFO

•	Dr. Hans-Joachim Lohrisch, head of the ALTANA Pharma division

•	Dr. Matthias L. Wolfgruber, head of the ALTANA Chemie division
The Supervisory Board of ALTANA AG consists of twelve members; pursuant to the requirements of the German Co-determination Act (Mitbestimmungsgesetz), six of these members are shareholder representatives, while the other six are employee representatives.
The following members of the Supervisory Board of ALTANA AG are shareholder representatives:
•	Justus Mische, Chairman

•	Susanne Klatten, Deputy Chairwoman

•	Dr. Uwe-Ernst Bufe

•	Prof. Dr. Wolfgang A. Herrmann

•	Prof. Dr. Heinz Riesenhuber

•	Dr. Klaus-Jürgen Schmieder
The following members of the Supervisory Board of ALTANA AG are employee representatives:
•	Marcel Becker, Deputy Chairman of the Supervisory Board

•	Yvonne D’Alpaos-Götz

•	Dr. Rango Dietrich

•	Ulrich Gajewiak

•	Ralf Giesen

•	Dr. Thomas J. Martin
1.5	Business
ALTANA AG is a holding company that is not itself operationally active. It is the ultimate parent company of the ALTANA Group, an internationally active group focussing on pharmaceutical and chemical products. As the strategic management holding company of the ALTANA Group, it holds the two 100% interests in ALTANA Pharma AG and ALTANA Chemie AG, which, together with their respective subsidiaries, make up the pharmaceuticals and chemicals divisions.
The pharmaceuticals division is concentrated beneath ALTANA Pharma AG. The core business of this division comprises the development, production and distribution of prescription drugs for gastrointestinal, respiratory tract, and cardiovascular diseases (see Section 2.5 below).
The chemicals division is concentrated beneath ALTANA Chemie AG. The product range includes additives, testing and measuring instruments, effect pigments, electrical insulation material, impregnating agents, specialty coatings as well as sealing and casting compounds (see Section 3.5 below).

1.6	Key figures of the ALTANA Group
The following overview summarises the key figures of the ALTANA Group for the past three financial years (2003 to 2005) and for the first nine months in 2006:

	1-9/2006
in EUR million	pro forma[1]	2005	2004	2003

Sales	2,911	3,272	2,963	2,735
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	750	815	725	686
Earnings before interest and taxes (EBIT)	619	676	604	563
Earnings before taxes (EBT)	648	684	611	580
Net income for the year/ period	406	438	378	345
Total assets[2]	3,905	3,633	2,706	2,532
Shareholders’ equity	2,241	2,013	1,650	1,445
Capital expenditure[3]	136	246	226	237
Number of employees (on reference date)	13,501	13,276	10,783	10,402
The following overview summarises some of the key figures of the ALTANA Group for the last three financial years and for the first nine months in 2006, broken down by division:

in EUR million	Pharmaceuticals	Chemicals	Holding	Group

Sales
1-9/2006	1,926	985	—	2,911
2005	2,365	907	—	3,272
2004	2,109	854	—	2,963
2003	1,980	755	—	2,735
EBITDA
1-9/2006	606	188	-44	750
2005	691	164	-40	815
2004	605	156	-36	725
2003	584	135	-33	686

[1]	The key figures as at 30 September 2006 are in accordance with the Group’s method of presentation in the past and deviate from the information presented in the report published for the quarter ended 30 September 2006. In the published quarterly report, the pharmaceuticals division is already shown under the item “discontinued operations”, meaning that all of the balance sheet and income statement items relating to the pharmaceuticals division are in each case summarised under separate balance sheet and income statement items.

[2]	As from financial year 2004: After adjustment according to IAS 19 “Employee benefits”.

[3]	Capital expenditure relating to property, plant and equipment and intangible assets.

EBIT
1-9/2006	533	131	-45	619
2005	604	113	-41	676
2004	523	118	-37	604
2003	506	92	-35	563
EBT
1-9/2006	565	122	-39	648
2005	608	104	-28	684
2004	524	113	-26	611
2003	520	85	-25	580
Capital expenditure[1]
1-9/2006	87	49	—	136
2005	201	44	1	246
2004	165	60	1	226
2003	141	86	10	237
Number of employees (on reference date)
30 September 2006	9,016	4,434	51	13,501
2005	8,832	4,384	60	13,276
2004	8,200	2,521	62	10,783
2003	7,702	2,634	66	10,402
2.	ALTANA Pharma AG
2.1	Overview
ALTANA Pharma AG is the holding company of the pharmaceuticals division of the ALTANA Group. In addition to ALTANA Pharma AG, this division comprises more than 40 subsidiaries and associated companies (Beteiligungsgesellschaften) in Europe, North and Latin America, South Africa, Australia and Asia (hereinafter referred to as the “ALTANA Pharma Group”). The ALTANA Pharma Group has approximately 9,000 employees. It currently generates approximately 85% of its sales outside of its home market in Germany.
ALTANA Pharma’s history goes back to 1873 when Dr. Heinrich Byk founded the enterprise “Dr. Heinrich Byk” as a chemicals factory in Berlin. In 1907 Euphyllin, an active ingredient that even today still plays an important role in the therapy of respiratory disorders, was patented and gained an international reputation. In 1941, Accumulatoren Fabrik AG (AFA) acquired the majority of the company’s shares, now trading under the name “Byk-Guldenwerke Chemische Fabrik Aktiengesellschaft”. Dr. Günther Quandt, the majority shareholder of AFA, was elected as the Chairman of the Supervisory Board. After the Second World War — during which several factories were destroyed — and the expropriation of the plants located in the Soviet-occupied zone, the company was rebuilt under the name “Byk Gulden Lomberg Chemische Fabrik GmbH” with its seat in Konstanz.

[1]	Capital expenditure relating to property, plant and equipment and intangible assets.

In 1979 a new production facility for active ingredients was opened in Singen. In 1991, the factory grounds in Oranienburg that had been expropriated after the Second World War were repurchased and a new factory for the production of tablets was built there. The launch of Pantoprazole® in 1994 was a significant milestone. This product is used in about 100 countries to treat acid-based gastrointestinal or duodenal diseases and inflammation of the oesophagus. In 2002, the legal form of the company was changed and it was renamed ALTANA Pharma AG. The first marketing authorizations for Alvesco® — an inhaled corticosteroid for the treatment of asthma and the first product of the planned Ciclesonide product family - were obtained in 2004. In September 2006, Nycomed and ALTANA AG concluded the agreement for the sale of ALTANA Pharma AG (for further details, see Section III below).
The following diagram illustrates the structure of the ALTANA Pharma Group:

ALTANA AG
ALTANA Technology Projects GmbH *
Sangtec Molecular Diagnostics AB (SE)
ALTANA Pharma
AP ** Asset Management GmbH
AP Deutschland GmbH
Byk Tosse Arzneimittel GmbH
AP Re Insurance AG
AP Oranienbu rg GmbH
Bracco ALTANA Pharma GmbH (49%)
AP B.V. (NL)
Cedona Pharmac. B.V. (NL)
AP S.A. de C.V. (MX)
Byk Gulden S.A. de C.V. (MX)
AP GmbH (AT) Ges. m.b.H.
AP S.A. (AR)
AP S.A.S. (FR)
AP Ltda. (BR)
AP S.A. (ES)
Framacare Lab. Farmaceutico, S.L. (ES)
AP inc. (CA)
ALTANA Inc. (USA)
AP AG (CH)
AP US Inc. (USA)
AP s.r.o. (CZ)
AP Pvt. Ltd. (IN)
AP Kft. (HU)
Zydus ALTANA Healthcare Pvt. Ltd. (IN) (50%)
AP doo. (HR)
AP Pharmaceuticals PE S.A. (GR)
Byk Diagnostics GmbH
AP Ltd. (UK)
AP n.v. (BE)
AP Lda. (PT)
Bykomed Lda. (PT)
Bykfarma Unipessoal Lda. (PT)
AP Ltd. (IE)
AP Service Sp.z.o.o. (PL)
AP Sp.z.o.o. (PL)
AP SPL (RO)
AP Limited Sirketi (TR)
ZF AP Sp.z.o.o. (PL)
Medabyk GmbH (BG) (66,7)
AP s.r.o. (SK)
AP K. K. (JP)
Profacos Argentina S.A.C.I. (AR)
AP S.p.A. (IT)
ALTANA Madaus Pyt Ltd. (ZA)
AP Pty. Ltd. (AR)
Swisspharm Pu blic Ltd. (ZA)
Schnetztor -Verlag GmbH
Madaus Pharmac. Ltd. (ZA)
Unipharma GmbH
Germapharm Ltd. (ZA)

* At present, ALTANA Technology Projects GmbH, Bad Homburg v.d. Höhe, is still a direct wholly-owned subsidiary of ALTANA AG. However, it is treated as part of the ALTANA Pharma division and will be transferred, together with its Swedish subisidiary Sangtec Molecular Diagnostics AB, to ALTANA Pharma AG prior to completion of the disposal.
** AP means ALTANA Pharma.
Except as otherwise stated, the direct or indirect interest held by ALTANA AG or ALTANA Pharma AG is in each case 100%.

2.2	Seat, financial year and object of the company
ALTANA Pharma AG is a stock corporation registered in the commercial register of the Local Court of Konstanz under HRB 1925. It has its seat in Konstanz. The company’s financial year is the calendar year. Pursuant to its Articles of Association, the object of ALTANA Pharma AG is the manufacture and distribution of, and trade in, chemical, pharmaceutical, cosmetic and dietetic products of all kinds, the establishment, acquisition and operation of factories and facilities for the manufacture of chemical, pharmaceutical, cosmetic and dietetic products and substances, the acquisition, granting and use of intellectual property rights and licences and the conduct of any other commercial activity in the industrial, commercial and trading fields within Germany and abroad. Furthermore, ALTANA Pharma AG is authorised to carry out all transactions and to take all measures that are connected with, or appear directly or indirectly suitable to promote, the object of the company. It may establish branch offices, form or acquire other enterprises or acquire interests in such enterprises, enter into enterprise agreements (Unternehmensverträge), joint ventures and assume representative functions.
2.3	Registered share capital and shareholders
The registered share capital of ALTANA Pharma AG amounts to EUR 70,000,000.00 and is divided into 70,000,000 no-par-value bearer shares, with each share representing a pro rata amount of EUR 1.00 of the registered share capital.
ALTANA AG is the sole shareholder of ALTANA Pharma AG.
A profit and loss transfer agreement (Ergebnisabführungsvertrag) exists between ALTANA Pharma AG, as the dependent enterprise, and ALTANA AG.
2.4	Management Board and Supervisory Board
The Management Board of ALTANA Pharma AG consists of:
•	Dr. Hans-Joachim Lohrisch, Chairman of the Management Board

•	Alfred Goll, Director of Human Resources & Information Technologies

•	Andreas Görwitz, Director of Finance & Operations

•	Dr. Otto Schwarz, Director of Business Strategy & Commercial Operations

•	Dr. Ulrich Thibaut, Director of Research & Development

The Supervisory Board of ALTANA Pharma AG consists of twelve members and was established pursuant to the requirements of the German Co-

determination Act. It consists of six shareholder representatives and six employee representatives.
Shareholder representatives:
•	Dr. h.c. Nikolaus Schweickart, Chairman

•	Heinz W. Bull

•	Prof. Dr. Frank L. Douglas[1]

•	Susanne Klatten

•	Dr. Hermann Küllmer

•	Dr. Bernd Seizinger
Employee representatives:
•	Rolf Benz, Deputy Chairman

•	Dr. Hildegard Boss

•	Yvonne D´Alpaos-Götz

•	Andrea Klaus

•	Wilfried Penshorn

•	Dr. Karl Sanders
2.5	Business
ALTANA Pharma’s core business is the development, manufacture and marketing of therapeutical products, i.e. prescription drugs, with a focus on innovative therapeutics. In addition, ALTANA Pharma produces and markets contrast media for imaging processes and non-prescription preparations for self-medication, so-called OTC products.
Thanks to the successful proton pump inhibitor Pantoprazole, the “gastrointestinal therapeutics” business unit is responsible for by far the largest contribution to sales and earnings of ALTANA Pharma. In the 2005 financial year, therapeutics generated a sales volume of EUR 2,071 million, representing a share of 87% of ALTANA Pharma’s total sales. Of this, EUR 1,536 million was attributable to “gastrointestinal therapeutics”. Pantoprazole alone generated sales of EUR 1,361 million in the 2005 financial year and therefore proved to be the main pillar of the business. Together with

[1]	Prof. Douglas resigned from his office on 1 September 2006.

its distribution partners, the company achieved worldwide market sales with Pantoprazole totalling EUR 2,768 million in 2005.
In the first three quarters of 2006, a further increase in “therapeutics” sales was achieved. The figures are set out in the table in Section 2.6 below.
ALTANA Pharma concentrates its business activities on markets with strong sales, particularly in Europe and North and South America. However, ALTANA Pharma is also present on other markets, for example in Asia, Australia and South Africa. A production joint venture and own research institute exist in India.
The development of new drugs is coupled with considerable research and development expenses. For a number of years now, ALTANA Pharma has invested roughly 20% of its sales achieved with prescription medication in researching new therapy principles and drug development. In this respect, ALTANA Pharma has focussed on three areas: gastrointestinal diseases, respiratory tract diseases and oncology, the latter being a relatively recent research area.
In the area of respiratory tract diseases, there have been two particularly noteworthy developments. The PDE-4-inhibitor Roflumilast (Daxas®) is an innovative substance for the treatment of COPD and asthma which is in the advanced stages of development. In 2004, Alvesco®, an inhaled corticosteroid for the treatment of asthma, became the first product of the planned Ciclesonide product family to receive marketing authorisations in numerous countries and to be launched on the market. Both Daxas® as well as the Ciclesonide product family are regarded as having high market potential once they have received marketing authorisations.
The research and development of a new drug is not only extremely costly and time consuming but also constantly exposed to the risk of set-backs and delays. It had originally been planned that Daxas® and the products of the Ciclesonide product family would compensate for the expected decline in Pantoprazole sales after the lapse of its patent protection in Europe in 2009 and in the USA in 2010. This will, however, not be possible, due to the delays that are being experienced with these development projects. The application for marketing authorisation of Daxas® that had been submitted to the European Medicines Agency (EMEA) was withdrawn in November 2005. In February 2006, a further two large clinical studies were begun with COPD patients. A new marketing authorisation application could be submitted in 2009 following successful completion of these studies.
Alvesco®, the first product of the planned Ciclesonide product family, has now been brought onto the market in more than 20 countries. So far, however, the sales development has not met expectations. The product family’s sales potential can only be fully realised with the Ciclesonide/Formoterol combination, which is still in phase II of development. Further clinical studies have proven necessary here.
Due to new conditions that were imposed by the marketing autorisation authorities, difficulties are also being experienced in the development of new products in the gastrointestinal diseases area, such as Soraprazan. In the area of oncology some products are in the pre-clinical phase.
2.6	Key figures
The following overview summarises the key figures of the ALTANA Pharma division for the past three financial years (2003 to 2005) and for the first nine months in 2006:

in EUR million	1-9/2006	2005	2004	2003

Sales	1,926	2,365	2,109	1,980
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	606	691	605	584
Earnings before interest and taxes (EBIT)	533	604	523	506
Earnings before taxes (EBT)	565	608	524	520
Total assets	2,006	1,922	1,517	1,330
Shareholders’ equity	1,086	908	701	519
Capital expenditure[1]	87	201	165	141
Number of employees (on reference date)	9,016	8,832	8,200	7,702
The following table provides an overview of the sales of ALTANA Pharma by region and business unit. It also illustrates the distribution of ALTANA Pharma’s employees by region.

in EUR million	1-9/2006	2005	2004	2003

Sales by region
Europe	909	1,219	1,050	972
thereof Germany	285	439	371	375
thereof rest of Europe	624	780	679	597
North America	699	770	749	732
thereof USA	581	651	647	638
Latin America	236	279	235	213
Other regions	82	97	75	63
Total	1,926	2,365	2,109	1,980

[1]	Capital expenditure for property, plant and equipment and intangible assets

Sales by business unit

Therapeutics	1,695	2,071	1,839	1,724
Imaging	80	108	109	106
Self-medication	109	131	115	104
Other	42	55	46	46
Total	1,926	2,365	2,109	1,980

Sales therapeutics by application area

Gastrointestinal	1,273	1,536	1,367	1,241
thereof Pantoprazole	1,151	1,361	1,216	1,113
Respiratory tract	62	69	59	59
Other	360	466	413	424
Total	1,695	2,071	1,839	1,724
Market sales Pantoprazole by region

USA	1,105	1,356	1,281	1,325
Canada	154	175	147	131
Europe excluding Germany	591	757	681	558
Germany	170	292	210	193
Latin America	48	52	48	46
Other regions	108	136	114	97
Total	2,176	2,768	2,481	2,350

Employees by region
(Number on reference date)	30.09.2006	2005	2004	2003

Germany	3,833	3,770	3,702	3,575
Europe without Germany	1,976	1,934	1,805	1,701
North America	1,365	1,381	1,090	1,013
Latin America	1,533	1,500	1,439	1,300
Other regions	309	247	164	113
Total	9,016	8,832	8,200	7,702
3.	ALTANA Chemie AG
3.1	Overview
ALTANA Chemie AG is the holding company of the ALTANA Group’s chemicals division, which comprises 43 operating companies. ALTANA Chemie AG and its direct and indirect subsidiaries (hereinafter collectively referred to as “ALTANA Chemie Group”) currently have around 4,400 employees. The ALTANA Chemie Group has more than 32 production sites and numerous service and research laboratories worldwide. It develops, produces and distributes high-quality innovative products in the specialty chemicals area. The sales generated through its international activities amount to approximately 83%.

The specialty chemicals division was established in 1985 and initially comprised the additives business of BYK-Chemie GmbH, which had its seat in Wesel, and its subsidiaries in France and Japan, as well as the specialty coatings business of Rhenania Chemische Gesellschaft mbH, which had its seat in Grevenbroich. In 1988, the acquisition of Dr. Wiedeking GmbH, which had its seat in Kempen, laid the foundation for the establishment of the “Electrical Insulation” business unit. In the following years the growth of the division was fuelled, among other things, through the acquisition of numerous companies and businesses, including Deatech S.r.l., Italy, P.D. George Company, USA, DS-Chemie GmbH, Bremen, Terra Lacke GmbH, Lehrte, as well as the Chinese companies Shunde Rhenacoat Co. Ltd. and Tongling Siva Co. Ltd. In 2002, a corporate restructuring of the chemicals division took place with the establishment of ALTANA Chemie AG as a management holding company with the three business units “Additives & Instruments”, “Electrical Insulation” and “Coatings & Sealants”. In 2003, the “Electrical Insulation” business unit was further strengthened through the acquisition of the liquid electrical insulation materials business from Schenectady International Inc., including its subsidiary Beck GmbH, Hamburg, and the 88% interest in Beck India Ltd., Pune, India, which was listed on the Bombay Stock Exchange. In the period from 2004 to 2006 the “Coatings & Sealants” business unit was realigned, on the one hand through the disposal of the industrial coatings business and, on the other hand, through the acquisition of the “overprint varnishes” business of the US companies Kelstar International Enterprises Inc. and Rad-Cure Corp. The acquisition of the Eckart Group in 2005 created ALTANA Chemie’s fourth business unit, “Effect Pigments”.
The following diagram illustrates the structure of the ALTANA Chemie Group:

Except as otherwise stated, the direct or indirect interest held by ALTANA AG or ALTANA Chemie AG is in each case 100%. ALTANA AG holds a 6% interest, and ALTANA Chemie AG a 94% interest, in Mivera Vermögensanlagen GmbH.

3.2	Seat, financial year and object of the company
ALTANA Chemie AG is a stock corporation registered in the commercial register of the Local Court of Duisburg under HRB 11586. It has its seat in Wesel. The company’s financial year is the calendar year. Pursuant to its Articles of Association, the object of ALTANA Chemie is the holding of interests in commercial enterprises of all kinds, as well as the acquisition, management and disposal of such interests and enterprises, particularly in the areas of the production and distribution of chemical products and of testing and measuring instruments. In addition, ALTANA Chemie AG is authorised to engage in all businesses that are suitable to promote the objectives of the company. This includes the establishment of branch offices as well as the acquisition and establishment of other enterprises located in Germany and abroad.
3.3	Registered share capital and shareholders
The registered share capital of ALTANA Chemie AG amounts to EUR 4,100,000.00 and is divided into 4,100,000 no-par-value bearer shares, with each such share representing a pro rata amount of EUR 1.00 of the registered share capital. The registered share capital was provided through the transformation of ALTANA Chemie GmbH into ALTANA Chemie AG.
ALTANA AG is the sole shareholder of ALTANA Chemie AG. A profit and loss transfer agreement exists between ALTANA Chemie AG, as the dependent enterprise, and ALTANA AG.
3.4	Management Board and Supervisory Board
The Management Board of ALTANA Chemie AG consists of:
•	Dr. Matthias L. Wolfgruber, Chairman of the Management Board

•	Martin Babilas, CFO
The Supervisory Board of ALTANA Chemie AG consists of three members all of whom are shareholder representatives. The following persons are members of the Supervisory Board:
•	Dr. h. c. Nikolaus Schweickart, Chairman

•	Dr. Hermann Küllmer

•	Dr. Klaus Oehmichen

3.5	Business
The ALTANA Chemie division develops, produces and distributes high-quality innovative products in the specialty chemicals area. ALTANA Chemie offers its customers innovative, environmentally compatible and made-to-measure specialty products, in particular for coating manufacturers, the paint and plastics processing industry, the printing and cosmetics industries, as well as the electricals industry. The business activities of ALTANA Chemie are divided into the four business units Additives & Instruments, Effect Pigments, Electrical Insulation and Coatings & Sealants.
The “Additives & Instruments” business unit encompasses the business involving additives, i.e. additive substances for coatings and plastics, as well as the business for measuring and testing instruments for measuring colour and gloss.
The “Effect Pigments” business unit is engaged in the development, production and distribution of effect pigments, particularly metallic effect pigments and metallic printing inks for applications in paints, plastics, cosmetics as well as for graphic and technical applications.
The “Electrical Insulation” business unit is divided into the segments “wire enamels”, which are used as the primary insulating coating for copper and aluminium wires, and “impregnating resins and casting compounds”, which are used for further insulation or encapsulating of electrical or electronic components.
The “Coatings & Sealants” business unit develops, produces and distributes specialty coatings and sealing compounds, which are primarily used in the packaging industry for the coating of steel, aluminium, plastics, paper and cardboard.
The acquisition of the ECKART Group in 2005 boosted the business volume of the ALTANA Chemie Group to approximately EUR 1.2 billion in annual sales. Consequently, the ALTANA Chemie Group has now achieved the necessary size to be able to grow successfully as an independent listed company in the international competitive environment. The ALTANA Chemie Group distinguishes itself not only through its business size, its focus on niche markets worldwide and the excellent market positioning of the four business units, but also through sustained growth and high profit margins above the industry average: In the past ten years it achieved an EBITDA margin fluctuating between 18% to 20%, while its average annual EBT growth rate was approximately 15%.

3.6	Key figures
The following overview summarises the key figures of the ALTANA Chemie division for the past three financial years (2003 to 2005) and for the first nine months in 2006:

in EUR million	1-9/2006	2005	2004	2003

Sales	985	907	854	755
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	188	164	156	135
Earnings before interest and taxes (EBIT)	131	113	118	92
Earnings before taxes (EBT)	122	104	113	85
Total assets	1,640	1,568	769	768
Shareholders’ equity	867	863	277	246
Capital expenditure[1]	49	44	60	86
Number of employees (on reference date)	4,434	4,384	2,521	2,634
The following overview illustrates the sales of ALTANA Chemie broken down by region and business unit. It also shows the distribution of ALTANA Chemie’s employees by region:

Sales by region	1-9/2006	2005	2004	2003

Europe	476	455	454	413
thereof Germany	169	142	120	107
thereof rest of Europe	307	313	334	306
Asia	227	214	195	154
North America	203	157	131	125
thereof USA	186	144	122	117
Latin America	49	48	43	35
Other regions	30	33	31	28
Total	985	907	854	755

Sales by business unit	1-9/2006	2005	2004	2003

Additives & Instruments	317	364	348	308
Effect Pigments	254	75	0	0
Electrical Insulation	246	293	291	225
Coatings & Sealants	168	175	215	222
Total	985	907	854	755

[1]	Capital expenditure relating to property, plant and equipment and intangible assets.

	as of 30
Employees by region	September	2005	2004	2003
(Number on reference date)	2006

Germany	2,544	2,511	1,194	1,175
Europe without Germany	603	602	510	662
North America	661	674	326	319
Asia	602	591	491	478
Other regions	24	6	0	0
Total	4,434	4,384	2,521	2,634
III.	THE DISPOSAL OF ALTANA PHARMA AG
1.	Commercial Environment
The commercial environment for the ethical pharmaceuticals business has fundamentally changed in recent years at the national and international levels, especially for mid-sized pharmaceuticals companies. The following influencing factors and developments have been particularly relevant in this context:
•	Clear increase in research and development costs as well as higher marketing authorisation requirements, especially in the USA

The successful development and introduction of a drug requires continuously increasing research budgets which devour a considerable portion of the cash flow. At the same time, the regulatory requirements for the marketing authorisation of pharmaceuticals, especially in the USA, have increased, which is clearly adding to the complexity and costs of the marketing authorisation procedures.

•	Measures in the field of health policy, governmental restrictions, regulation and cost reduction programmes

In addition, there are governmental measures to reduce costs in the health sector, for example, the introduction of regulated reimbursement mechanisms, e.g. fixed amounts (i.e. maximum limits on reimbursement for prescription drugs) in Germany. This results in a de facto undermining of the patent protection for innovative therapeutics.

•	International distribution structures

In order to be successful in international competition, an internationalisation of the distribution and production structures in the important Triad markets in Europe, USA and Japan is necessary. The development of suitable distribution structures and the establishment of production sites which satisfy the relevant standards require considerable expenditure and investment.
•	Increased competition from suppliers of generics

In light of the longer periods of time needed for development, on the one hand, as well as earlier and more intense competition from generics, on the other hand, the periods of time available for marketing patent-protected pharmaceuticals are becoming increasingly short for the pharmaceuticals companies engaged in research. The price decline resulting from competition from generics, in turn, has negative consequences for the refinancing of cost-intensive research projects.
The Management Board of ALTANA AG has in the past repeatedly pointed out these trends, inter alia in the course of General Meetings, in discussions with analysts and investors as well as at press conferences. The commercial environment described above is of major importance for the successful further development of ALTANA Pharma in the medium and long term. Against the background of the related challenges, risks and costs, especially mid-sized pharmaceuticals companies such as ALTANA Pharma, are — with regard to securing their future over the long-term — confronted with the question whether growth using their own resources is possible without taking increasing risks.
2.	Principal Reasons for the Disposal of ALTANA Pharma AG
In recent years, ALTANA Pharma has devoted considerable efforts to research and development in order to expand its product platform. This applies especially to the field of respiratory research. The research and development expenses were increased regularly by a double-digit percentage figure per annum. Inter alia, the research laboratories in Germany were expanded and an international research network was set up. In the respiratory field, these research efforts gave rise to the Ciclesonide product family and Roflumilast (Daxas®) as promising innovative candidates for development.
As a result of set-backs in the development of these product candidates, however, there were considerable delays with regard to the clinical development and the anticipated dates for marketing authorisation. As a result of this delay, there will, following expiry of the patent of the most important product in terms of sales for ALTANA Pharma, Pantoprazole, in the years 2009/2010, be a considerable gap in sales and new products which will lead to a considerable reduction in earnings. The respiratory projects Ciclesonide and Roflumilast will, contrary to earlier expectations, not be able to completely fill this gap. It will therefore not be possible to compensate the reduction in sales and earnings resulting from the generic competition commencing upon expiry of the patent for Pantoprazole by using own products. The strength of this reduction in sales and earnings is expected to vary from country to country. In the important US market, a price decline typically sets in immediately after the patent protection runs out, and within one year a loss of more than half of the sales (with corresponding effects on earnings) is to be expected. The Management Board expects that the worldwide sales of Pantoprazole in 2011 will be less than half of the current sales (2006) and thereafter will decline to less than a quarter within a further period of five years.
The research pipeline does, admittedly, contain a number of other research candidates; however, their degree of development and the anticipated sales are not nearly sufficient to be able to fill the gap resulting from the expiry of the patent on Pantoprazole.
It had been planned to compensate for the anticipated gap in sales and new products by purchasing small, highly innovative companies as well as by acquiring or licensing-in product candidates and products which are already on the market. Despite an intensive search and evaluation of relevant projects, ALTANA Pharma was unable to achieve this on acceptable terms.
Consideration was also given to acquiring another pharmaceuticals company in order to optimize the risk profile. However, again, no acquisition project was found which was capable of being realised with the financial resources of ALTANA AG.
Against this background, the Management Board of ALTANA finally concluded that two strategic alternatives had to be examined and pursued in order to secure the future of ALTANA Pharma: (i) the merger with an attractive partner by way of a strategic alliance and (ii) the disposal of the pharmaceuticals business to a long-term strategically oriented purchaser, preferably a compatible pharmaceuticals company.
At the end of an intensive process without preconceived notions as to the result (see on this point Section 4 below), the sale of ALTANA Pharma to the Danish pharmaceuticals company Nycomed, which is backed by financially strong and long-term oriented private equity funds as shareholders, emerged as the most beneficial solution for ALTANA AG, its shareholders and ALTANA Pharma. The sale will enable the value of ALTANA Pharma, which is to a large extent based on the Pantoprazole business, to be realised. Nycomed and ALTANA Pharma, together, will be in a better position to balance the risk profile and place the joint business on a broader product base over the long term. In this constellation, ALTANA Pharma will receive new strategic opportunities for shaping a successful future for the business.
3.	Alternatives to the Disposal of ALTANA Pharma AG
The alternatives to the disposal of ALTANA Pharma AG were basically the following options:

•	ALTANA Pharma could have been continued in the present ALTANA group structure on a stand-alone basis, i.e. without merging with a partner or purchaser. As explained above in Section III 1. and 2., however, there were important reasons for joining forces with a strategic partner. On a stand-alone basis, it would not have been possible to compensate for the anticipated decline in sales and earnings following expiry of the substance patent for Pantoprazole commencing in 2009. A number of hurdles remain to be taken before there can be a later market entry for the large development products. The risks regarding the future of the pharmaceuticals division and the major restructuring requirements which were likely to result would thus have remained with ALTANA AG.

•	The Management Board of ALTANA AG also considered a merger with another suitable pharmaceuticals company and intensively examined possible structures. Negotiations were also conducted with an internationally active partner about establishing a joint venture. It became apparent during the course of negotiations with the potential partner, however, that no agreement could be reached on some of the key questions regarding the structuring of such a joint venture, so that the negotiations were eventually terminated.

•	The idea of dividing the ALTANA Group into two listed companies by spinning off the ALTANA Chemie division was an option in the event that ALTANA AG had decided to continue the pharmaceuticals business on a stand-alone basis. However, this would not have resolved the problems involved in a stand-alone approach which were described above.
When weighing up the risks and opportunities involved in a disposal of ALTANA Pharma to Nycomed, on the one hand, and those involved in a continuation of the pharmaceuticals business on a stand-alone basis, on the other hand, the Management Board and the Supervisory Board of ALTANA AG came to the conclusion that the disposal to Nycomed was the better solution, both for ALTANA AG and its shareholders and for ALTANA Pharma.
4.	Approach and Selection of Potential Partners and Purchasers
In the autumn of 2005, the Management Board of ALTANA AG gave a mandate to the investment bank Goldman, Sachs & Co. oHG for the examination of strategic options for ALTANA Pharma. These options were directed, on the one hand, towards a merger with another pharmaceuticals company, and, on the other hand, towards the potential sale to a strategic purchaser.

At the end of January 2006, the targeted approach of possible strategic partners both for a merger solution as well as for a sale solution commenced. Internationally based, researching pharmaceuticals groups were approached, as were pharmaceutical companies of a size comparable to ALTANA Pharma which would have been suitable for a joint venture. A few financial investors with long-term strategic interests were also approached in due course.
At the end of the examination and selection process, which included, in addition to seeking acquisition offers, also negotiations with a potential joint venture partner, the offer by Nycomed to acquire ALTANA Pharma AG proved to be the most attractive realisable solution. A sensible combination of “strategic fit” and a solution preserving the value for the shareholders of ALTANA AG was found with Nycomed and the strategically oriented financial investors backing it, namely Nordic Capital, Blackstone and CSFB Private Equity. The objective of securing the long-term future of the pharmaceuticals division without breaking it up, which had been sought by ALTANA AG’s Management Board from the very beginning of the process, was also achieved.
The decisive factors for the decision of the Management Board of ALTANA to accept the Nycomed offer from among the offers presented, were the following:
•	The concept of combining two complementary pharmaceuticals companies having a strong platform in Europe is strategically convincing.

•	The combination of the own research of ALTANA Pharma with the active licensing-in business of Nycomed provides the basis for a long-term strategy as a researching pharmaceuticals company.

•	Nycomed offered the highest purchase price.

•	The terms and conditions of the Sale and Purchase Agreement negotiated with Nycomed were favourable from ALTANA AG’s point of view.

•	The financially strong, strategically oriented shareholders of Nycomed are in a position to actively accompany a development of the business geared towards growth.
5.	Information on the Purchaser and its Shareholders
The Sale and Purchase Agreement dated 20 September 2006 was concluded between ALTANA AG as the Vendor and Blitz F06-568 GmbH, which has in the meantime changed its name to Nycomed Germany Holding GmbH (hereinafter the “Purchaser”) as the purchaser. The Purchaser has its seat in Frankfurt am Main and is registered in the commercial register at the Local Court of Frankfurt am Main under HRB 77591.

The sole shareholder of the Purchaser is Nycomed Danmark ApS, which, in turn, is an indirect wholly-owned subsidiary of Nycomed A/S. Nycomed A/S has its seat in Roskilde, Denmark, and is the parent company of the Nycomed Group. The Purchaser was established by Nycomed as an intermediate holding company for the acquisition of ALTANA Pharma AG.
Nycomed is a European pharmaceuticals company which was established in 1874 in Norway and now has its headquarters in Denmark. The company employs approximately 3,000 people in Europe, including Russia and the CIS countries, and distributes its pharmaceutical products in 20 European countries and in China. Nycomed is active in the therapeutic fields of osteoporosis, cardiology, wound and pain treatment, respiratory tract and gastrointestinal diseases. The product with the greatest volume in terms of sales in 2005 is Pantoprazole, which was licensed-in from ALTANA Pharma. In 2005, Nycomed generated sales of EUR 750 million with an EBITDA of approximately EUR 160 million. Compared to the first half of 2005, the sales in the first half of 2006 increased by 17% to EUR 423 million, and the EBITDA also increased by 17% to EUR 87 million. The principal shareholders of Nycomed are Nordic Capital, CSFB Private Equity as well as Blackstone Capital Partners.
6.	Expectations with regard to the Combination of Nycomed and ALTANA Pharma
The business activities of Nycomed and ALTANA Pharma are largely complementary, both geographically and also with regard to the products. Nycomed’s strong position with products in the areas of cardiology, wound treatment and osteoporosis as well as analgesics will be combined with the strong position of ALTANA Pharma in the field of gastrointestinal and respiratory diseases. It is anticipated that Nycomed’s products will contribute substantially to a stable cash flow after the expiry of the patent protection for Pantoprazole.
Nycomed’s strong position in Northern Europe and the rapidly growing, although risky markets in Russia/the CIS is supplemented by the marketing and distribution organisation of ALTANA Pharma in the large European countries as well as in North America and South America. The research and development capacity of ALTANA Pharma will be combined with the experience of Nycomed in the field of development and licensing. This should secure the successful generation of products in the future.
Together, Nycomed and ALTANA Pharma will be a medium-sized pharmaceuticals company with a broad range of products, a strong presence throughout Europe and an international orientation, especially towards the markets in North and South America.

7.	Submission to the General Meeting
The conclusion and completion of a Sale and Purchase Agreement for the disposal of a participation generally falls within the area of the Management Board’s exclusive management competence. The German Stock Corporation Act does not expressly provide for any powers of the General Meeting in such cases. According to the case law of the Federal Court of Justice, however, in exceptional circumstances and within narrow limits, there may, in addition to the participatory rights of the General Meeting expressly provided for by statute, also be rights of consent of the General Meeting in the area of measures which are, strictly speaking, assigned as a management task to the Management Board (BGH, NZG 2004, 571 et seq.; 575 et seq. “Gelatine”; principal case: BGHZ 83, 122 “Holzmüller”). However, this is only supposed to be the case if a proposed restructuring of the company touches on the core competence of the General Meeting to decide on the constitution of the stock corporation because it will involve changes which at least come close to those changes that can only be implemented by amendments to the Articles of Association. An additional requirement is that the measure’s economic importance for the company be approximately comparable to that of the spin-off that was the subject of the so-called Holzmüller decision of the Federal Court of Justice (BGHZ 83, 122). In that case, the measure affected approximately 80% of the assets of the company.
There are doubts whether the present case, involving the disposal of ALTANA Pharma AG, is a so-called “Holzmüller” case, which, according to the case-law of the highest courts, would trigger a right of consent for the General Meeting. Nevertheless, in light of the great importance of the transaction for ALTANA AG and its shareholders and the strategic realignment of the ALTANA Group resulting from the exit from the pharmaceuticals business, the Management Board decided, as a legal precaution, to submit the disposal of ALTANA Pharma AG to the General Meeting of ALTANA AG for its approval in accordance with the principles developed in this regard by the courts. In the Sale and Purchase Agreement dated 20 September 2006 the parties stipulated that a resolution of approval is a condition for the obligation of ALTANA AG to complete the Sale and Purchase Agreement.
According to the principles developed by the case-law of the highest courts, the resolution on approval requires a majority of three quarters of the registered share capital represented at the adoption of the resolution.
8.	Antitrust Clearance
At the time of submitting this Report, the antitrust clearance of the transaction had not yet been obtained from the EU Commission and the US antitrust authorities. The Management Board is, however, confident that these clearances will be issued in time to complete the agreement as scheduled (see in this connection Section III. 9.8 a).
9.	Material Content of the Sale and Purchase Agreement
9.1	Contract parties and comfort letter
The parties to the Sale and Purchase Agreement are ALTANA AG as the Vendor and Blitz F06-568 GmbH with its seat in Frankfurt am Main, which in the meantime has changed its name to Nycomed Germany Holding GmbH, as the Purchaser. The Purchaser is an indirect wholly owned subsidiary of Nycomed A/S, the parent company of the Nycomed Group (on the Purchaser and Nycomed see also Section 5 above).
Since it is not the parent company of the Nycomed Group, Nycomed A/S, that is a party to the Sale and Purchase Agreement, but rather a company which was acquired by Nycomed A/S for the purpose of the transaction and which had until that time not been engaged in any commercial activity (a so-called shelf company), ALTANA AG considered it important to receive a comfort letter from Nycomed A/S with regard to the Purchaser. Prior to the conclusion of the Sale and Purchase Agreement, such a comfort letter was provided, in which Nycomed A/S undertook to ensure that until all payment obligations under or in connection with the Sale and Purchase Agreement have been fully performed, the Purchaser will be managed and provided with funds in such a way that it will fully and punctually perform its payment obligations under the Sale and Purchase Agreement. Furthermore, prior to the conclusion of the Sale and Purchase Agreement the Purchaser provided evidence of the financing for the transaction in the form of certain commitments to provide equity and debt financing.
9.2	Object of sale
The object of sale consists of all 70,000,000 shares in ALTANA Pharma AG, including all rights and obligations attaching to such shares on 1 January 2007, 0:00 hours (§ 2.21). The Purchaser shall be entitled to receive dividends for the financial years of ALTANA Pharma AG beginning after 31 December 2006. ALTANA AG will still receive the profits for the 2006 financial year via the existing profit and loss transfer agreement with ALTANA Pharma AG, which will be terminated with effect from midnight on 31 December 2006.
The disposal of all of the shares in ALTANA Pharma AG will transfer the entire ALTANA Pharma division to Nycomed. With the exception of ALTANA Technology Projects GmbH, Bad Homburg vor der Höhe, all of the companies in this division are direct or indirect subsidiaries or associated

[1]	The sections cited below without any further references relate to the Sale and Purchase Agreement dated 20 September 2006.

companies (Beteiligungsgesellschaften) of ALTANA Pharma AG. ALTANA Technology Projects GmbH, which is also treated as part of the ALTANA Pharma division, is currently still a direct subsidiary of ALTANA AG. It will, together with its Swedish subsidiary Sangtec Molecular Diagnostics AB, be transferred to ALTANA Pharma AG prior to completion of the Sale and Purchase Agreement.
9.3	Purchase price and purchase price adjustment
a)	The purchase price mechanism is based on the so-called cash-free/debt-free approach taking into account the existing so-called working capital. Under this approach, a basic purchase price is agreed upon which is adjusted by the addition of certain asset items, and the deduction of certain liability items and by taking into account the so-called working capital, based on an Effective Date balance sheet. The benchmark amount for the working capital on the Effective Date, which serves as the basis for the purchase price adjustment, was agreed upon by the contracting parties; it is based on the average amount of working capital.

b)	An amount of EUR 4.215 billion was agreed upon as the basic purchase price. This already takes into account the pension liabilities of the ALTANA Pharma sub-group (approximately EUR 250 million as of 30 September 2006), which will therefore not be deducted as part of the purchase price adjustment.

c)	The purchase price adjustment will be performed on the basis of the IFRS (International Financial Reporting Standards) sub-group balance sheet of ALTANA Pharma AG as of midnight on 31 December 2006 (hereinafter referred to as the “Effective Date”). Any cash existing as of the Effective Date will be added to the basic purchase price. This comprises cash and cash equivalents, receivables from affiliated companies, securities and loans to third parties. Certain financial liabilities of ALTANA Pharma AG or its consolidated subsidiaries as of the Effective Date will be deducted. These comprise borrowings from banks, certain accounts payable to affiliated companies as well as certain other financial liabilities. Finally, the amount by which the working capital of ALTANA Pharma AG and its consolidated subsidiaries as of the Effective Date (calculated on the basis of the Effective Date balance sheet) exceeds or falls short of the contractually stipulated benchmark amount of EUR 430 million must be added or, as the case may be, deducted. In order to calculate the working capital, the total amount of certain trade accounts payable, payables to customers with credit balances and advances received must be deducted from the total amount of inventories, prepayments made, trade accounts receivable and receivables from suppliers with debit balances.

As a result of the high amount of cash anticipated at ALTANA Pharma AG and its consolidated subsidiaries as of the Effective Date, ALTANA AG anticipates a total purchase price of approximately EUR 4.5 billion based on current forecasts.
d)	No later than 10 banking days prior to the date of completion of the agreement, ALTANA AG will inform the Purchaser of its best estimate of the anticipated purchase price adjustment amount, determined on the basis of its due and equitable discretion, and thus of the provisional total purchase price that will be payable by the Purchaser at completion of the agreement.

The estimated purchase price adjustment amount will be reviewed by the parties after the consolidated sub-group financial statements of ALTANA Pharma AG as of the Effective Date have become available (§ 7). These sub-group financial statements have to be prepared in accordance with the accounting principles used by ALTANA Pharma AG in the past and will be audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. To the extent that the parties cannot reach agreement on the balance sheet items that are of relevance for the purchase price adjustment, KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, acting as experts, will decide on the matters in dispute.

If, as a result of this review, it is found that the purchase price adjustment amount provisionally applied at the time of completion of the agreement was too low, the Purchaser will be obliged to pay the difference to ALTANA AG. If the review reveals that the purchase price adjustment amount provisionally applied was too high, ALTANA AG will refund the difference to the Purchaser.
9.4	Conditions for the Sale and Purchase Agreement taking effect
The Sale and Purchase Agreement dated 20 September 2006 was concluded under the condition precedent that the Supervisory Board of ALTANA AG grants its approval (§ 20.8). The Supervisory Board granted its approval to the Agreement on 21 September 2006.
Further conditions for the Sale and Purchase Agreement taking effect were not agreed between the Parties.
9.5	Conduct of business until transfer of the shares
ALTANA AG has undertaken that in the period between the date of conclusion of the Sale and Purchase Agreement and the Effective Date, or, if the completion of the agreement takes place after 31 December 2006, the date of completion of the Sale and Purchase Agreement (hereinafter “Transfer Date”) it will, in its capacity as sole shareholder of ALTANA Pharma AG, take all reasonable measures permitted under relevant antitrust laws to ensure that ALTANA Pharma AG and its wholly-owned subsidiaries or entities in which it holds a majority interest (hereinafter collectively referred to as the “ALTANA Pharma Companies”)
•	carry on their businesses in the ordinary course and in accordance with past practice (§ 4.1.a),

•	do not conclude agreements with third parties for divestitures in excess of EUR 0.5 million or make investments having a value of more than EUR 2.0 million (§ 4.1.b),

•	comply with their material contractual obligations under material contracts (§ 4.1.c),

•	expend moneys in respect of research and development, capital investments, sales and marketing in the ordinary course of business and in accordance with any schedules or timetables existing in regard thereto on the date of the conclusion of the agreement (§ 4.1.d),

•	continue their foreign exchange hedging policies and working capital policies consistent with past practice (§ 4.1.e),

•	cooperate with the Purchaser with regard to the financing or refinancing of the acquisition of ALTANA Pharma AG (§ 4.1.f),

•	do not actively conduct or pursue a merger project with a third party and ALTANA Pharma AG and the companies in which ALTANA Pharma AG holds an interest and also do not permit any due diligence examination in this regard (§ 4.1.g).
The obligations of ALTANA AG listed above do not apply to the extent that the Purchaser has given its prior written consent to the measure concerned, or this particular measure is listed in a particular appendix to the Sale and Pur-chase Agreement, or compliance with the obligations could result in a liability of ALTANA AG pursuant to §§ 311 et seq. of the German Stock Corporation Act (Aktiengesetz) (§ 4.1).
9.6	Conditions for the completion of the Sale and Purchase Agreement
The parties are only obliged to proceed to completion of the Sale and Purchase Agreement, i.e. transfer of the shares in return for payment of the purchase price, if the following conditions (hereinafter “Closing Conditions”) have been fulfilled:

a)	The proposed transaction has been cleared by the competent antitrust authorities in the EU and the US, or the deadline the expiry of which results in the transaction being deemed to have been cleared has expired (§ 5.1.a).

b)	The profit and loss transfer agreements concluded between ALTANA AG and ALTANA Pharma AG as well as ALTANA AG and ALTANA Technology Projects GmbH and various tax sharing agreements concluded between ALTANA AG and ALTANA Pharma Companies in Germany have been terminated with effect from the Effective Date or all steps necessary to ensure such termination have been taken (§§ 5.1.b, 4.2).

c)	The General Meeting of ALTANA AG has, with the requisite majority, approved the disposal of ALTANA Pharma AG on the basis of the Sale and Purchase Agreement (§ 5.1.c; with regard to this Closing Condition see also Section III. 7).
9.7	Right of withdrawal
If not all of the Closing Conditions have been fulfilled by 30 June 2007, either party may withdraw from the Sale and Purchase Agreement. Either party may also withdraw if the General Meeting of ALTANA AG does not approve the disposal or if the fulfilment of any of the other Closing Conditions becomes impossible (§ 5.5).
9.8	Completion of the Sale and Purchase Agreement and transfer of the shares
a)	If the General Meeting of ALTANA AG has approved the transaction by 20 December 2006 and if the other Closing Conditions have been fulfilled by no later than 13 December 2006, completion of the Sale and Purchase Agreement is to take place on 29 December 2006 with effect as of the Effective Date. Otherwise, completion of the Sale and Purchase Agreement will take place on the last banking day of the month in which all of the Closing Conditions have been fulfilled no later than 10 banking days prior thereto (§ 6.1).

Completion of the Sale and Purchase Agreement in the 2006 financial year of ALTANA AG is a prerequisite for being able to recognise the gain on the disposal of ALTANA Pharma AG in the annual financial statements of ALTANA AG as of 31 December 2006, and thus also a prerequisite for being able to pass a resolution on the distribution of the gain on the disposal as part of the resolution on the distribution of profits for the 2006 financial year at the General Meeting of ALTANA AG planned for 3 May 2007 (see Section IV). If completion does not take place in the 2006 financial year, the gain on the disposal could only be distributed in the 2008 financial year or — on the basis of a short financial year of ALTANA AG created specifically for the purposes of the profit distribution — in the further course of the 2007 financial year (depending on when completion takes place).
b)	Immediately prior to the planned completion of the Sale and Purchase Agreement, ALTANA AG must disclose to the Purchaser all facts of which it has become aware since the date of conclusion of the agreement and which would result in a breach of the guarantees given by ALTANA AG in the Sale and Purchase Agreement if these had to be repeated on the date of completion of the Sale and Purchase Agreement. If the facts disclosed result in a loss in excess of EUR 300 million, the Purchaser would be released from its obligation to complete the Sale and Purchase Agreement (§ 6.2).

c)	The transfer of the shares in ALTANA Pharma AG will take place with effect from the Effective Date or, if completion of the Sale and Purchase Agreement takes place after the Effective Date, with immediate effect — and in any event subject to the condition of payment of the basic purchase price plus or, as the case may be, less the anticipated purchase price adjustment amount estimated by ALTANA AG. If completion of the Sale and Purchase Agreement takes place after the Effective Date, the above amount must be paid together with interest at a rate of 5% per annum for the period from the Effective Date until completion of the agreement (§ 6.2).
9.9	General guarantees of ALTANA AG
In the Sale and Purchase Agreement, ALTANA AG has given various guaran-tees with regard to the ALTANA Pharma Group. Such guarantees relate, in particular, to
•	the proper establishment, valid existence and the shareholding structure of the companies belonging to the ALTANA Pharma Group (§ 9.1.1) and the non-existence of not disclosed enterprise agreements (§ 9.1.2),

•	the existence and freedom from encumbrance and third-party rights of the sold shares as well as the shares in other companies in the ALTANA Pharma Group (§ 9.1.3, 9.1.5),

•	the consistency with IFRS of the published sub-group financial state-ments of ALTANA Pharma AG as at 31 December 2005 and the half-yearly financial statements of ALTANA Pharma AG as at 30 June

2006 and the lack of any material changes with regard to the financial position of ALTANA Pharma Group since 30 June 2006 (§ 9.1.8),
•	the presence and the unencumbered ownership of the material fixed assets required for the continuation of the business operations of the ALTANA Pharma Companies (§ 9.1.9),

•	the unencumbered title of the ALTANA Pharma Companies to their own real properties and rights equivalent to real property (§ 9.1.10),

•	the adequacy of provisions for pension obligations and the non-existence of obligations from stock option plans or similar plans (§ 9.1.11),

•	(i) the non-existence of contracts between ALTANA Pharma Compa-nies and third parties which are of material importance for the ALTANA Pharma Group’s business taken as a whole and which as a result of the transfer of the ALTANA Pharma shares will end auto-matically or may be terminated without notice by the relevant contrac-tual counterparty or relieve the relevant contractual counterparty of any material obligation or entitle the relevant contractual counterparty to exercise any material right (so-called change-of-control clauses) , to the extent these contracts have not been disclosed, as well as (ii) the non-existence of any material breaches of contract by any of the ALTANA Pharma Companies that could cause significant damage (§ 9.1.12),

•	the existence and proper maintenance of the marketing authorisations and applications for marketing authorisations used in the business operations of the ALTANA Pharma Group, the proper keeping of the dossiers for the marketing authorisations and the existence or absence of rights of reference, rights of access or licences and of written threats to revoke or withdraw the marketing authorisations (§ 9.1.13),

•	the correctness and completeness of certain lists of intellectual property rights, licences and rights of use, the ownership of, or right to use, intellectual property rights, the proper maintenance of the intellectual property rights and the non-existence of legal disputes relating to the intellectual property rights to the extent they were not disclosed (§ 9.1.14),

•	the disclosure of certain pending or threatened court proceedings or arbitration proceedings, product recalls or product defects (§ 9.1.15, 9.1.16), as well as

•	compliance with material applicable statutory provisions by the ALTANA Pharma Companies (§ 9.1.17).
The guarantees given by ALTANA AG have in part been limited by references to certain disclosures which were provided as information for the Purchaser prior to conclusion of the agreement.
In the event of a breach of any of the general guarantees, ALTANA AG must pay damages. In this case, ALTANA AG may elect to either (i) put the Pur-chaser or the relevant ALTANA Pharma Company in the position it would have been in if the guarantee had been correct or (ii) compensate the Purchaser for certain losses sustained as a result of the incorrectness of the guarantee. Li-ability is excluded if and to the extent that the Purchaser, its advisors or nego-tiators knew of the underlying facts at the time of conclusion of the agreement. The statutory rules regarding mitigation of damage and set-off of benefits pur-suant to §§ 249 et seq. of the German Civil Code (BGB) shall apply (§ 9.2).
9.10	Tax guarantees and indemnities
In the Sale and Purchase Agreement, ALTANA AG has given guarantees re-lating to the punctual submission of tax returns of the ALTANA Pharma Com-panies and the complete and punctual payment of taxes which have become due or which become due until the Transfer Date (hereinafter “Tax Guaran-tee”). For the purpose of this provision, taxes are all domestic and foreign taxes, charges accessory to taxes and social security contributions (§ 10.2.a, b). Furthermore, ALTANA AG has undertaken to indemnify the Purchaser or the relevant ALTANA Pharma Company against all tax liabilities which relate to the period prior to the Effective Date and have not yet been paid on the Effective Date (hereinafter “Tax Indemnity”).
For this purpose, a basic exemption amount (Grundfreibetrag) of EUR 10 million and, in order to exclude minor claims, an exemption limit (Freigrenze) of EUR 50,000 for individual claims have been agreed. The liability of ALTANA AG is excluded to the extent that certain acts on the part of the Purchaser or the ALTANA Pharma Companies or changes of laws after the Transfer Date result in tax liabilities for the period prior to the Effective Date.
The Purchaser is also subject to various contractual cooperation and informa-tion obligations which are intended to enable ALTANA AG to minimize its li-ability under the Tax Guarantee and the Tax Indemnity. Special management and control rights of ALTANA AG on the one hand, and cooperation obliga-tions of the Purchaser and the German ALTANA Pharma Companies on the other hand, apply for the German taxation procedure. This is of particular importance for ALTANA AG since it is the ultimate parent company in the tax unity (Organträger), and as such is the direct tax debtor for all taxes covered by the tax unity with the German ALTANA Pharma Companies for the period up to the Effective Date (§§ 10.7, 10.8, 10.9).
9.11	Environmental guarantees and indemnities
Under the Sale and Purchase Agreement, ALTANA AG is obliged to indemnify the Purchaser and the ALTANA Pharma Companies from certain environmental damage (§11.2.c). This obligation to indemnify is limited to 90% of the relevant damage in the first year following the Transfer Date, to 80% in the second year and to 50% in the third and fourth years. The relevant time for determining the extent of the obligation to indemnify is the year in which ALTANA AG was first notified about the environmental liability. ALTANA AG is not liable for any claims of which it is not notified until after the expiry of four years after the Transfer Date. Furthermore, the liability of ALTANA AG is excluded to the extent that such liability is caused or increased by certain acts or omissions on the part of the Purchaser or the ALTANA Pharma Companies after the Transfer Date (§§ 11.2, 11.3). Moreover, ALTANA AG is liable for environmental matters disclosed to the Purchaser prior to the conclusion of the agreement to the extent that the liabilities arising therefrom exceed EUR 25 million (§ 11.3.e).
9.12	Limitations of liability for the benefit of ALTANA AG
The liability of ALTANA AG under the Sale and Purchase Agreement is subject to various additional limitations. In particular, ALTANA AG is only liable if the amount of the individual claim exceeds EUR 1 million and to the extent that the aggregate amount of such claims exceeds EUR 10 million. These EUR 10 million constitute an exemption amount (Freibetrag) in the amount of which the liability to indemnify is excluded (§ 13.2). This does not apply, however, to claims under the Tax Guarantee and the Tax Indemnity; these are exclusively governed by the provisions set out in Section 9.10 above (§ 10.3).
The aggregate amount for which ALTANA AG is liable under the Sale and Purchase Agreement is limited to an amount of EUR 300 million (§ 13.3). However, in the case of claims arising from a breach of guarantees with regard to the existence of the Companies of the ALTANA Pharma Group, the shareholder structure, the existence and freedom from encumbrance of the sold shares in ALTANA Pharma AG and the interests in the other companies of the ALTANA Pharma Group, ALTANA AG is, to the extent that such guarantees relate to ALTANA Pharma AG and/or its wholly owned subsidiaries, liable up to an aggregate amount equal to the purchase price (§ 13.3).
Claims of the Purchaser under the Sale and Purchase Agreement will generally become time-barred 18 months after the Transfer Date (§ 13.4). However, longer time-bar periods apply for certain claims. Thus

•	claims based on certain corporate-law guarantees will become time-barred three years after the Transfer Date (§ 13.4.a),

•	environmental claims will become time-barred four years after the Transfer Date (§ 13.4.b),

•	tax claims under the Tax Guarantee and the Tax Indemnity will become time-barred six months after the assessment notice on which the claim is based has become final and unappealable (bestandskräftig) (§ 13.4.c).
9.13	Guarantees by the Purchaser
The Purchaser guarantees to ALTANA AG, in particular, that
•	at the time of conclusion of the Sale and Purchase Agreement it is not aware of circumstances that could give rise to any claim against ALTANA AG under the Sale and Purchase Agreement (§ 14.3), and

•	it has at its disposal the immediately available funds or the binding, irrevocable and unconditional financing commitments which are required in order to fulfil its obligations under the Sale and Purchase Agreement (§ 14.4).
9.14	Use of the names and trademarks “ALTANA” and “BYK”
In the Sale and Purchase Agreement the parties have agreed that the rights to the name and the trademarks “ALTANA” will remain with ALTANA AG, but that for a period of 10 years after the Transfer Date ALTANA AG will not be permitted to use them itself, or to permit their use by third parties, in the pharmaceutical field (§ 15.1). The companies of the ALTANA Pharma Group which currently use the name and the trademarks “ALTANA” may continue to use them for a transitional period which shall not exceed 24 months after the Transfer Date (§ 15.2.1).
The exclusive right to use the name “BYK” in the pharmaceuticals field re-mains with the ALTANA Pharma Group. Since the “Additives and Instruments” division of ALTANA Chemicals, namely BYK-Chemie GmbH and its subsidiaries, traditionally use the name and trademark “BYK” for their division, BYK-Chemie retains the rights to use the name BYK for chemical products. Registrations of the trademark BYK for chemical products, which are in the name of ALTANA Pharma AG, will be transferred to BYK-Chemie GmbH to the extent legally possible. Furthermore, the Sale and Purchase Agreement also establishes various cooperation obligations of the parties which are intended to ensure that the name “BYK” can be used by the relevant authorized party (§§ 15.3.2, 15.3.3).

9.15	Obligations for the period after completion of the Sale and Purchase Agreement
a)	Various obligations to act in a certain manner and to cooperate on the part of the parties are regulated in the Sale and Purchase Agreement for the period after completion of the Sale and Purchase Agreement. In particular, the Purchaser has undertaken to indemnify ALTANA AG against various claims which could be raised in connection with the previous membership of the ALTANA Pharma Group in the ALTANA Group (§§ 16.1-16.4, 16.8, 16.11).

b)	ALTANA AG has undertaken to account for retention bonuses for employees in the ALTANA Pharma Companies in connection with the transaction contemplated by the Sale and Purchase Agreement to the extent they were agreed prior to conclusion of the agreement but are paid after the Effective Date (§ 16.13.a). Furthermore, ALTANA AG has undertaken to assume certain severance payments and other costs in connection with restructuring measures in the US which were disclosed to the Purchaser prior to conclusion of the agreement to the extent that they are paid only after the Effective Date (§ 16.13.b). It is expected that a bigger part of these costs will be paid prior to the Effective Date. The aforementioned costs are already included in the estimation of the total purchase price.

c)	Furthermore, ALTANA AG has undertaken to indemnify the relevant ALTANA Pharma Company against risks arising from a particular set of court proceedings in Cairo, Egypt (§ 16.14). These concerns claims of a former distributor of ALTANA Pharma AG, which such distributor has raised after termination of the distribution agreement by ALTANA Pharma AG.

d)	The Purchaser has, in particular, undertaken to endeavour to ensure that the sub-group financial statements of ALTANA Pharma AG as well as cer-tain other financial statements, in particular the financial statements for the 2006 financial year relevant for the profit and loss transfer agreements, are drawn up and delivered to ALTANA AG in a sufficiently timely manner to enable ALTANA AG to prepare its consolidated financial statements for the 2006 financial year on the scheduled dates (§ 7.2)
9.16	Costs and lump-sum reimbursement of costs
Each party is obliged to bear the costs (including the costs of its advisors) which it incurred in connection with the preparation and negotiation of the Sale and Purchase Agreement. Transfer taxes, in particular real property transfer tax, will be borne by the Purchaser (§ 18.1).

If completion of the Sale and Purchase Agreement does not take place because the General Meeting of ALTANA AG refuses its approval, ALTANA AG must pay an amount of EUR 10 million to the Purchaser by way of a lump-sum reimbursement of costs (§ 18.2).
10.	Explanation of the Purchase Price
10.1	Reasonableness of the purchase price
A basic purchase price (see Section 9.3) of EUR 4.215 billion was agreed with Nycomed, and the total purchase price is expected to amount to approximately EUR 4.5 billion (see Section 9.3 c)). This purchase price corresponds to the highest offer of a potential acquirer and was thus the best price which could be obtained on the market.
The Management Board reviewed the reasonableness of the purchase price on the basis of the generally recognised discounted cash flow (DCF) method in which the value of a business is the present value of all future cash flows. The present value is determined by discounting the cash flows to the present.
The starting point for the discounted cash flow method consisted of the updated long-term planning of the ALTANA Pharma division until 2016. In this context, the fixed amount issue which was becoming apparent in the summer of 2006 (see Section III.1 above) and the related price decreases and downturns in sales of Pantoprazole in Germany were also taken into account. Long-term research and development projects were taken into account at 100% of their anticipated contributions to sales and earnings, i.e. risks in the marketing authorisation process were initially disregarded.
During the course of applying the DCF method, the risks relating to marketing authorisations were taken into account as follows: The cash flows of the projects were multiplied by the estimated probability of the marketing authorisation being granted before being included in the valuation calculation. The probability that a product in the course of development will finally receive marketing authorisation and be able to be launched on the market depends on its respective stage of development. The probability of the marketing authorisation being granted cannot be objectively determined; rather, it can only be predicted. The Management Board derived these probabilities using internal (experts from its own pharmaceuticals division) and external sources (studies by analysts). From among the potential probability scenarios, the Management Board selected those which appeared most plausible to it.
The enterprise value arrived at using the DCF method on the basis of these probabilities, is EUR 3.9 or 4.2 billion, depending on the assumed eternal growth rate.

The common use of earnings multipliers to determine enterprise values (e.g., EBITDA x factor) is of less relevance for a comparative analysis of enterprise values in the pharmaceuticals industry due to the large dependence on the success of the projects in the research pipeline. For ALTANA Pharma, the situation is exacerbated by the fact that the current EBITDA, which would be the basis for such comparisons, particularly depends on the success of Pantoprazole, the most important product by far, which will however lose its exclusivity in a few years. As a result of the time limitations on the sales and earnings volumes generated with Pantoprazole and the pipeline risks which have already been mentioned (see Section III. 2 above), a valuation using multipliers can only lead to appropriate results if considerable discounts are applied. The application of discounts such as those which are reflected in the stock exchange price for the ALTANA Shares leads to results in the range of the agreed purchase price.
The value for the pharmaceuticals division inherent in the stock exchange valuation of ALTANA AG was confirmed, and even slightly exceeded, by the purchase price obtained. This was reflected in the fact that on the day after the announcement of the terms and conditions of the Sale and Purchase Agreement ALTANA’s share price increased by approximately 4% compared to the price immediately prior to the announcement, and by approximately 5% compared to the three-month average prior to the announcement.
The Management Board is therefore convinced that the purchase price realised is also reasonable in light of its own valuation exercises.
The reasonableness of the purchase price is also confirmed by the “Fairness Opinions” of Deutsche Bank AG as well as KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. Both “Fairness Opinions” are attached hereto as Annex 3 and Annex 4.
10.2	Effects of the purchase price adjustment clause
As has already been explained in Section 9.3, the agreed basic purchase price is EUR 4.215 billion. Based on current predictions, the Management Board of ALTANA AG at present assumes that the purchase price adjustment amount explained in Section 9.3 c) will amount to approximately EUR 300 million. Based on this assumption, the total purchase price to be received by ALTANA AG will be approximately EUR 4.5 billion. These proceeds are compared to a book value for ALTANA Pharma AG1 at the time of completion of approximately EUR 160 million as well as expenses relating to the disposal such as taxes (approximately EUR 80 million) and other expenses

1	Including the book value of ALTANA Technology Projects GmbH.

(approximately EUR 20 million). On the basis of these values, the gain on disposal is expected to amount to approximately EUR 4.2 billion.
IV.	USE OF THE DISPOSAL PROCEEDS
The disposal of the shares in ALTANA Pharma is expected to lead to an inflow of cash to ALTANA AG totalling approximately EUR 4.5 billion.
It is intended to distribute the proceeds from this transaction — after deduction of the book value of ALTANA Pharma AG as well as the taxes and expenses related to the transaction (see Section III. 10.2 above) — to the shareholders by way of a special dividend. Provided that the transaction is completed at the end of 2006, a proposal will be made to the Annual General Meeting of ALTANA AG planned for 3 May 2007 for such a special dividend together with the normal dividend for the 2006 financial year. Assuming that the final purchase price will be EUR 4.5 billion, a special dividend of approximately EUR 31 per share entitled to a dividend can be expected.
If completion cannot take place in the 2006 financial year, the gain on disposal would only be recognised on the balance sheet in the 2007 financial year. In this case, a distribution to the shareholders could only occur on the basis of the annual financial statements for 2007, i.e. de facto only in the course of the 2008 financial year. A distribution to the shareholders in the 2007 calendar year would only be conceivable on the basis of a short financial year of ALTANA AG created specially for this purpose. Depending on when in 2007 completion took place, this would require one or more General Meetings in order to establish the requirements under corporate law for the creation of a short financial year and the distribution of the special dividend. If completion of the transaction takes place after 31 December 2006, a considerable delay in the special dividend distribution is to be expected in any event.
V.	CERTIFICATE OF DEUTSCHE BANK AG
Deutsche Bank has informed us that it plans to issue a so-called tracking certificate on the ALTANA share ex dividend for a the time after completion of the disposal of ALTANA Pharma AG. The certificate will be issued in Germany and Europe in the framework of a public offer. According to Deutsche Bank, the certificate will represent the value of ALTANA AG with its specialty chemicals business, but excluding the anticipated special dividend and the regular dividend for the 2006 financial year, and will entitle the holder to receive an ALTANA share ex dividend after the company’s Annual General Meeting in May 2007. According to Deutsche Bank, it has not yet taken final decisions on the exact period and further details of the issue. If the disposal of ALTANA Pharma AG is completed, as planned, at the end of 2006, the certificate will most likely be offered at the beginning of January 2007 and traded until the end of May 2007.

According to Deutsche Bank, the certificate is to receive a securities identification number, just like a share, and is to be traded continuously on the exchange from the date of issue. In addition, Deutsche Bank has informed us that, depending on the demand and under normal market conditions, it will continuously provide bid and offer prices until the certificate becomes due.
The certificate will not carry any voting rights and will not carry any right to payment of a dividend. For further details only the terms and conditions of the product in the stock exchange admission prospectus to be issued by Deutsche Bank will be decisive.
By issuing the certificate, Deutsche Bank intends to give investors an opportunity to invest in the future ALTANA AG, i.e. the continued specialty chemicals business, from as early as January 2007 and in a liquidity-saving manner.
To the extent that investors may be attracted by means of the certificate, the Management Board of ALTANA AG expects a corresponding effect on the demand for ALTANA shares, since by issuing a certificate Deutsche Bank will be incurring an obligation to deliver an ALTANA share “ex dividend”.
Deutsche Bank has informed us that the certificate will not be offered in the USA or to persons having their place of residence in the USA. We would also refer to the legal information at the bottom of this page. *

*	Legal information:

ALTANA AG cannot guarantee that Deutsche Bank AG will, in fact, issue the tracking certificate on the ALTANA share “ex dividend”, that the certificate will reflect the value of the chemicals division of ALTANA AG, that there will be a liquid market for the certificate or that the issue of the certificate will lead to increased demand for ALTANA shares. The tracking certificate is solely an instrument of Deutsche Bank. Anyone investing in the certificate will not thereby acquire any rights as a shareholder of ALTANA AG. ALTANA AG will not participate in the issue of the tracking certificate and will not assume any obligations whatsoever towards investors. ALTANA AG does not make any recommendation with respect to the certificate. This document does not constitute an offer to sell the certificate or ALTANA shares. For further information about ALTANA AG and ALTANA shares, see the homepage of ALTANA AG (www.altana.de) and the reports filed by ALTANA AG with the U.S. Securities and Exchange Commission (www.sec.gov).

VI.	SHARE BUYBACK
The Management Board has also examined the option of a share buyback. As a result of the authorisation granted at the 2006 Annual General Meeting and taking into account the treasury shares which are already held, only a volume of approximately 6.9% of the registered share capital would be available for this. This would only permit a small part of the gain on disposal realised through the disposal of ALTANA Pharma AG to be given to the shareholders via the stock exchange.
A comprehensive buyback programme covering the entire gain on disposal would only be possible in conjunction with a capital decrease and a public tender offer as well as a pro rata arrangement in the event that more shares are offered than could be bought back using the amount available. Such a measure would considerably increase the complexity of appropriating the gain on disposal. In this event, all shareholders would also be forced to dispose of part of their shares. The distribution of the special dividend, on the other hand, makes it possible for the shareholders to remain invested in the shares and to still realise the proportionate amount of earnings from the transaction. The proposed issue of a certificate by Deutsche Bank AG will also enable shareholders to elect to sell their share on the stock exchange and at the same time remain economically invested in the future ALTANA share through acquisition of a certificate.
In light of the above reasons, the Management Board has resolved to refrain from a share buyback in connection with the disposal of ALTANA Pharma.
VII.	EFFECTS OF THE DISPOSAL OF ALTANA PHARMA AG
1.	Effects on the Balance Sheet
1.1	Effects on the Consolidated Financial Statements of the ALTANA Group
The sale of the pharmaceuticals division of the ALTANA Group leads to a change in all balance sheet positions in ALTANA AG’s consolidated financial statements as at 30 September 2006. For this reason, the effects on the net worth position of the ALTANA Group are shown below in the key items of a pro forma balance sheet as at 31 December 2005. For this purpose, it was assumed that the sale of the shares in ALTANA Pharma AG had already occurred as at the balance sheet date of 31 December 2005.
The following assumptions underly the pro forma calculation:
•	For the sake of convenience it was assumed that the purchase price agreed with Nycomed on the basis of the calculation modalities in the

Sale and Purchase Agreement dated 20 September 2006 would also have been realisable as at 31 December 2005.

•	Since this purchase price can only be finally determined after completion of the transaction and depends in part on the cash and cash equivalents as well as working capital items in the ALTANA Pharma Group financial statements, an assumed purchase price of EUR 4.5 billion is used for the purposes of the pro forma calculation. The actual purchase price may deviate from this amount.

•	Under German tax law as currently in force, the gain on disposal from the sale of the participation is not liable to corporate income tax, the solidarity surcharge or trade tax. An amount of 5% of the gain on disposal is deemed to be a non-deductible operating expense and is, therefore, liable to corporate income tax, trade tax and the solidarity surcharge. The resulting taxes (approximately EUR 80 million) are represented in the pro forma calculation as having been paid at the time of the transaction.

•	The costs of the transaction are estimated at approximately EUR 20 million. As with the purchase price, there may be changes in the final calculation.

•	The ALTANA Pharma Group holds shares in ALTANA AG. These will be sold to ALTANA AG prior to completion of the transaction. In the present pro forma balance sheet, this transaction is presented as having been performed already.

•	The ALTANA companies hold investment fund units as part of the salary conversion programme “Altersvorsorge Aktiv mit ALTANA (AAA)”. Since the ALTANA Group holds a total of 100% of such fund units, these investment funds are classified as “special purpose entities” and are fully consolidated. Even after completion of the transaction, the full consolidation will remain because the majority of the investment fund units will remain in the ALTANA Group. Therefore minority interests — which correspond to the fund units attributable to the ALTANA Pharma Group — are recognised on the balance sheet.
Subject to the above-mentioned assumptions and limitations, the completion of the sale of the ALTANA Pharma Group results in the following balance sheet representation of the ALTANA Group using International Financial Reporting Standards (IFRS):

Actual and Pro Forma Balance Sheet of the ALTANA Group as of 31.12.2005

Assets	31.12.2005	31.12.2005	Difference
	actual	pro forma
in EUR million

Intangible assets	691	522	-169
Property, plant and equipment	1,047	514	-533
Long-term investments	57	27	-30
Deferred tax assets	104	—	-104
Other non-current assets	32	2	-30
Total non-current assets	1,931	1,065	-866

Inventories	405	186	-219
Receivables and other assets	693	374	-319
Marketable securities	134	132	-2
Cash and cash equivalents	470	4,476	4,006
Total current assets	1,702	5,168	3,466

Total assets	3,633	6,233	2,600

Liabilities	31.12.2005	31.12.2005	Difference
	actual	pro forma
in EUR million

Total equity of the shareholders of ALTANA AG	2,011	5,496	3,485
Minority interests	2	9	7
Shareholders’ equity	2,013	5,505	3,492

Non-current debt	67	60	-7
Non-current provisions	444	111	-333
Deferred tax liabilities	21	14	-7
Other non-current liabilities	18	—	-18
Total non-current liabilities	550	185	-365

Current debt	322	320	-2
Current provisions	291	133	-158
Other current liabilities	457	90	-367
Total current liabilities	1,070	543	-527

Total liabilities	3,633	6,233	2,600
The existing intragroup relationships between ALTANA AG and the ALTANA Pharma Group are transformed into inter-group transactions as a result of the disposal.

In the event of a distribution of an assumed special dividend of EUR 31 and an assumed ordinary dividend for the 2006 financial year of EUR 1.20 — each with regard to the shares entitled to a dividend (136 million) — the total dividend volume amounts to approximately EUR 4.4 billion. After the distribution, based on such assumptions and on the above pro forma balance sheet, the total assets will be reduced to approximately EUR 1.8 billion and the shareholders’ equity will be reduced to approximately EUR 1.1 billion. The resulting financing structure will meet investment grade criteria regarding equity and net financial liabilities.
1.2	Effects on the single-entity financial statements of ALTANA AG
The sale of the shares in ALTANA Pharma AG leads to a change in various balance sheet items in the single-entity financial statements of ALTANA AG. For this reason, the effects on the net worth position of ALTANA AG are shown below in the key items of a pro forma balance sheet as at 31 December 2005, when the last published financial statements were drawn up. For this purpose it was assumed that the sale of the shares in ALTANA Pharma AG had already occurred as at the balance sheet date of 31 December 2005.
The following assumptions underly the pro forma calculation:
•	For the sake of convenience it was assumed that the purchase price agreed with Nycomed on the basis of the calculation modalities in the Sale and Purchase Agreement dated 20 September 2006 would also have been realisable as at 31 December 2005.

•	Since this purchase price can only be finally determined after completion of the transaction and depends in part on the cash and cash equivalents as well as working capital items in the ALTANA Pharma sub-group financial statements, an assumed purchase price of EUR 4.5 billion is used for the purpose of the pro forma calculation. The actual purchase price may deviate from this amount.

•	The book value removed from the books of ALTANA AG (approximately EUR 160 million) includes both the book value of ALTANA Pharma AG as well as the carrying value of the participation in ALTANA Technology Projects GmbH.

•	Under German tax law as currently in force, the gain on disposal from the sale of the participation is not liable to corporate income tax, the solidarity surcharge or trade tax. An amount of 5% of the gain on disposal is deemed to be a non-deductible operating expense and is, therefore, liable to corporate income tax, trade tax and the solidarity surcharge. The resulting taxes (approximately EUR 80 million) are represented in the pro forma calculation as having been paid at the time of the transaction.

•	The costs of the transaction are estimated at approximately EUR 20 million. As with the purchase price, there may be changes in the final calculation.

•	The ALTANA Pharma Group holds shares in ALTANA AG. These will be sold to ALTANA AG prior to completion of the transaction. In the present pro forma balance sheet, this transaction is presented as having been performed already.

•	The pro forma balance sheet shows the sale of ALTANA Pharma AG as at 31 December 2005, i.e. any effects from the reinvestment of the sale proceeds are not recognised in the calculation.
Subject to the above-mentioned assumptions and limitations, the completion of the sale of the ALTANA Pharma Group results in the following balance sheet for ALTANA AG applying the provisions of the German Commercial Code (Handelsgesetzbuch, “HGB”):

	31.12.2005	31.12.2005	Difference
ASSETS	actual	pro forma
in EUR million

Intangible assets	0.2	0.2	—
Property, plant and equipment	34.6	34.6	—
Long-term investments	1,776.7	1,627.4	-149.3
Fixed assets	1,811.5	1,662.2	-149.3

Receivables from affiliated companies	438.2	337.1	-101.1
Other receivables and
other assets	11.2	153.7	142.5
Cash and cash equivalents	304.7	4,698.7	4,394
Current assets	754.1	5,189.5	4,435.4

Total assets	2,565.6	6,851.7	4,286.1

	31.12.2005	31.12.2005	Difference
LIABILITIES	actual	pro forma
in EUR million

Issued capital	140.4	140.4	—
Additional paid-in capital	138.0	138.0	—
Retained earnings	1,735.8	1,735.8	—
Unappropriated retained earnings	154.4	4,440.5	4,286.1
Total shareholders’ equity	2,168.6	6,459.7	4,286.1

	31.12.2005	31.12.2005	Difference
LIABILITIES	actual	pro forma
in EUR million

Profit-sharing certificates	8.0	8.0	-

Pension accruals and similar obligations	17.1	17.1	—
Accrued taxes	54.8	54.8	—
Other accrued liabilities	26.6	26.6	—
Total accruals	98.5	98.5	-

Liabilities due to banks	250.5	250.5	—

Liabilities due to affiliated companies	3.9	3.9	—
Other liabilities	36.1	36.1	—
Total liabilities	290.5	290.5	-

Total liabilities	2,565.6	6,851.7	4,286.1
2.	Tax Effects
2.1	Income taxes
The gain realised on the disposal of the shares in ALTANA Pharma AG is exempt from tax at the level of ALTANA AG. However, 5% of the gain on disposal is deemed to be a non-deductible operating expense. In effect, therefore, 5% of the gain on disposal will be subject to corporate income tax, trade tax and the solidarity surcharge.
2.2	Transfer taxes
The transfer of all of the shares in ALTANA Pharma AG to the Purchaser is subject to real property transfer tax which, however, under the provisions of the Sale and Purchase Agreement dated 20 September 2006 (§ 18.1) must be paid by the Purchaser.
2.3	Tax unity
The tax unity (Organschaft) which exists between ALTANA AG and the German companies of the ALTANA Pharma Group will end upon transfer of the shares in ALTANA Pharma AG to the Purchaser. The profit and loss transfer agreements existing between ALTANA AG and ALTANA Pharma AG and between ALTANA AG and ALTANA Technology Projects GmbH will be terminated with effect from the close of 31 December 2006.
3.	Effects under Corporate Law
3.1	Structure of ALTANA AG after the disposal of the shares in ALTANA Pharma AG
Upon the transfer of the shares in ALTANA Pharma AG becoming effective, this company, together with its direct and indirect subsidiaries and other participations, will leave the ALTANA Group. ALTANA AG will then only have direct interests in ALTANA Chemie AG as well as in a few service companies and inactive shell companies. The structure of the future ALTANA Group will then substantially correspond to the diagram shown in Section II.3.1.
It is intended to move the seat of ALTANA AG to Wesel after the 2007 Annual General Meeting and to propose a corresponding amendment to the Articles of Association to the Annual General Meeting. The headquarters of the ALTANA Chemie division is located in Wesel.
3.2	Change of the object of the company
After completion of the disposal of ALTANA Pharma AG, the Company will no longer be active in the field of production and distribution of pharmaceutical and dietetic products and substances. In future, the Company will be active only in the specialty chemicals field. It is intended that the object of the company described in the Articles of Association should be adapted to take account of the changed circumstances. The wording of the new version proposed to the Extraordinary General Meeting on 19/20 December 2006 is contained in the invitation to the General Meeting. The resolution requires a majority of three quarters of the registered share capital represented at the adoption of the resolution.
4.	Economic Effects
As a result of the disposal of the ALTANA Pharma Group and the distribution of the resulting proceeds (after expenses), ALTANA will remain as an internationally based specialty chemicals group consisting of the four business units Additives & Instruments, Effect Pigments, Electrical Insulation and Coatings & Sealants. All business units will hold, or strive to attain, a leading position in their target markets with regard to market positioning, quality, product solution capability, innovation and service.
In 2005, the sales generated by the ALTANA Chemie division totalled EUR 907 million, with an EBITDA of EUR 164 million (= 18.1% of sales). In the first three quarters of 2006, ALTANA Chemie reported sales of EUR 985 million and an EBITDA of EUR 188 million (= 19%).
After the acquisition and the successful integration of the fourth business unit, Effect Pigments (ECKART group), ALTANA Chemie plans to continue its growth, both organically as well as through acquisitions, and to maintain or increase the high earnings level. The activities will in future remain focussed on areas of specialty chemicals in which the Management Board thinks that leading positions can be achieved. In order to achieve these goals, above all new technology, new products as well as new applications are needed. New solutions will be created together with customers in high-end markets. In this context, innovation and service are the decisive differentiating factors in competition.
5.	Effects on the Employees
5.1	Effects on the individual employee rights
The disposal of the shares in ALTANA Pharma AG by ALTANA AG has no legal effects on the employment relationships of the employees of ALTANA AG and its subsidiaries because the identity of the relevant company as employer will continue and the labour-law power of organisation and direction will not be affected by the disposal.
The move of the seat of ALTANA AG to Wesel planned for mid-2007 will result in a number of jobs in Bad Homburg being lost. The affected employees have been informed, and termination agreements will be concluded with them.
The ALTANA stock option plans and ALTANA investment plans were terminated for the entire ALTANA Group in the middle of 2006 by paying compensation for all outstanding options. The compensation was based on a value of the options determined by an external expert. The holders of the ALTANA profit-sharing certificates issued until 2000 were made a repurchase offer. Virtually all holders (employees and retired employees) have returned their profit-sharing certificates.
The existing old age pension systems remain unaffected by the disposal. The amounts contributed as part of the deferred compensation programme have been invested in investment funds, which will continue to be managed without any changes. The deferred compensation programme will be continued for the employees remaining in the ALTANA Group. ALTANA Pharma will still have to make a decision in this regard in the context of its new corporate group membership.
5.2	Effects on the works constitution
The existing works councils at the individual companies within the ALTANA Group remain unaffected by the disposal. Those members of the group works council established at ALTANA AG who are employees of the ALTANA Pharma Companies will cease to be members of the group works council when their company leaves the Group. This also applies to the ALTANA Euro-Forum, an information and hearing forum, whose members comprise employee representatives from various Member States of the European Union.

5.3	Effects on employee co-determination in the Supervisory Board of ALTANA AG
The disposal of ALTANA Pharma AG will not lead to a change in the regulations applicable for employee co-determination in the Supervisory Board of ALTANA AG. The ALTANA Chemie division has more than 2,000 employees in Germany. The Supervisory Board will therefore continue to consist of twelve members, six representatives each from the shareholders and the employees.
As a result of the departure of the ALTANA Pharma Group from the ALTANA Group, the ALTANA AG Supervisory Board mandates of those employee representatives who belong to a company of the ALTANA Pharma Group will expire to the extent that they were elected to the Supervisory Board in their function as employees of the Company.
6.	Effects on the Shareholders of ALTANA AG
6.1	Effects under corporate law and economic effects
The disposal of ALTANA Pharma AG has no legal effects on the interests of the shareholders in ALTANA AG. They will continue to hold their interests in ALTANA AG. However, the disposal will have the effect of changing the economic subject-matter of their investment. The interest held in a conglomerate group active in the pharmaceuticals and specialty chemicals areas will, through the disposal of ALTANA Pharma, be transformed into an investment in a company focussed on specialty chemicals.
Since the net proceeds from the disposal of ALTANA Pharma AG are intended to flow to the shareholders of ALTANA AG, the share will, following distribution of the gain on disposal to the shareholders, only reflect the value of the chemicals business operated by ALTANA Chemie AG and its subsidiaries and of the remaining assets of ALTANA AG, and this will be reflected in a correspondingly lower stock exchange price.
The disposal of ALTANA Pharma AG does not have any direct effects on the listing of the shares of ALTANA AG. Since following the disposal of the pharmaceuticals business and the distribution of the gain on disposal to the shareholders the shares will primarily represent only the value of the speciality chemicals business, it can be anticipated that the market capitalization of the shares of ALTANA AG will in future no longer be sufficient to remain in the stock exchange index DAX 30. As things currently stand, it can be assumed that the share will belong to the M-DAX stock exchange index at the latest from the next update following the distribution of the gain on disposal.

6.2	Tax effects

a)	Overview
The following description of the tax effects for the shareholders of ALTANA AG is restricted to an overview of the principal conceivable tax situations and only serves the purpose of providing general information. It does not purport to be a comprehensive analysis or description of all possible effects. The description cannot deal with the circumstances of an individual shareholder. Therefore, this description cannot act as a substitute for tax advice which takes into account the personal circumstances of the individual shareholder. This description is based on German law applicable as of the date of preparation of this Report. The statutory provisions may change at short notice, and such changes may have retroactive effect. Shareholders are advised to consult their own tax advisers as to the tax consequences of the dividend payment or the disposal of shares.
b)	Taxation of the special dividend at the level of the shareholders
The special dividend to be paid in accordance with Section IV is subject to the general rules on the taxation of dividends at the level of the shareholders concerned.
(1)	Withholding of capital yields tax
The company must generally withhold, and pay to the German tax authorities, for the account of the shareholders, capital yields tax (Kapitalertragssteuer) in the amount of 20%, plus a solidarity surcharge of 5.5% thereon (total: 21.1%), on the special dividend distributed. In the case of shareholders (natural persons and bodies corporate) who are subject to unlimited taxation in Germany, the capital yields tax (including the solidarity surcharge) that has been withheld and paid will be credited against the shareholder’s income tax or corporate income tax liability, or refunded in the amount of any overpayment.
(2)	Taxation of the special dividend as part of private assets
In the case of natural persons who are subject to unlimited taxation in Germany and who hold their shares as part of their private assets, one half of the special dividend will be included in the taxable income from capital investments (so-called “half income method”). Only half of the expenses having an economic nexus to the special dividends (income-related expenses) may be claimed as tax deduction.

(3)	Taxation of the special dividend as part of business assets
If the shares are held as part of business assets, the tax treatment depends on whether the shareholder is a body corporate, a natural person as sole proprietor of a business or a commercial partnership.
(i)	Special dividends received by German bodies corporate are generally exempt from tax; however, 5% of the gain on disposal is deemed to be non-deductible operating expenses. Any operating expenses actually incurred and directly related to the special dividends can be deducted. Exceptions from such tax exemption apply to shares attributed to the trading book at credit institutions and financial service institutions or if the shares have been acquired by financial enterprises for the purpose of realizing short-term trading profits or in the case of life insurance or health insurance companies where they are allocated to the capital investments.

(ii)	If the shares are held as domestic business assets of a natural person, the half income method generally applies, as in the case of private assets.

(iii)	If the shareholder is a partnership, the income tax or corporate income tax is only levied at the level of the relevant partner. The principles described in (i) and (ii) apply accordingly.
c)	Taxation of the disposal of the shares at the level of the shareholders
At the level of the shareholders concerned, any gain realised on the transfer of shares is subject to the general provisions on the taxation of gains on disposal.
(1)	Shares held as part of private assets
In the case of shares held as part of private assets, the disposal is generally subject to tax if the shareholder acquired the shares within one year prior to the disposal (private disposal transaction).
Irrespective of the one-year period since acquisition, the disposal is subject to tax if the shareholder held a participation of at least 1% in the capital of ALTANA AG (material participation) within the last five years.
As a general rule, half of the gain on disposal is exempt from tax in both instances (half income method). Half of the losses from the disposal of shares may only be deducted if certain requirements are met.

(2)	Shares held as part of business assets
In the case of shares held as part of business assets, the following distinction must be made:
(i)	In the case of shares held as part of the business assets of natural persons, the gain on disposal is subject to income tax, although the half income method generally applies here as well.

(ii)	In the case of shares held as part of the business assets of bodies corporate, especially corporations, the gain on disposal is generally exempt from corporate income tax, and losses on disposal cannot be deducted. 5 % of the gain on disposal is deemed to be non-deductible operating expenses.

(iii)	In the case of shares held in the business assets of partnerships, income tax or corporate income tax is only levied at the level of the relevant partner. The above principles apply accordingly.
The general exemption discussed above also applies for trade tax purposes. In the case of natural persons, any trade tax paid will generally be credited to their personal income tax by way of a standardised tax crediting procedure.
Bad Homburg v.d. Höhe, 7. November 2006
[signature]

Dr. h. c. Nikolaus Schweickart
[signature]

Dr. Hermann Küllmer
[signature]

Dr. Hans-Joachim Lohrisch
[signature]

Dr. Matthias L. Wolfgruber

Appendix 1

ADR	American Depositary Receipts (see also Section II, 1.3 of this Report and Glossary)

ALTANA Shares	the 140,400,000 no-par value bearer shares of ALTANA AG (see also Section II, 1.3 of this Report)

ALTANA Chemie Group	ALTANA Chemie AG with its direct and indirect subsidiaries (see also Section II, 3.1 of this Report)

ALTANA Pharma Companies	ALTANA Pharma AG and its wholly-owned or majority-owned subsidiaries (see also Section III, 9.5 of this Report)

ALTANA Pharma Group	ALTANA Pharma AG with its direct and indirect subsidiaries and associated companies (see also Section II, 2.1 of this Report)

Purchaser	Nycomed Germany Holding GmbH, which has its seat in Frankfurt am Main (Local Court of Frankfurt am Main, HRB 77591) and which at the time of conclusion of the Sale and Purchase Agreement on 20 September 2006 was still registered under the name Blitz F06-568 GmbH (see also Section III, 5. of this Report)

Tax Indemnity	the obligation of ALTANA AG to indemnify the Purchaser or the relevant ALTANA Pharma Company from all tax liabilities which relate to the period prior to the Effective Date and have not yet been paid on the Effective Date (see also Section III, 9.10 of this Report)

Tax Guarantees	the guarantees given by ALTANA AG with respect to the punctual submission of tax returns and the complete and punctual payment of tax liabilities (see also Section III, 9.10 of this Report)

Effective Date	midnight (24.00 hrs) at the end of 31 December 2006 (see also Section III, 9.3c of this Report)

Transfer Date	the Effective Date or, if the completion of the agreement takes place only after 31 December 2006, the date of completion of the Sale and Purchase Agreement (see also Section III, 9.5 of this Report)

Closing Conditions	the conditions for the obligation of the parties to proceed with the completion of the Sale and Purchase Agreement, as stipulated under § 5.1 of the Sale and Purchase Agreement dated 20 September 2006 (see also Section III, 9.6 of this Report)

Appendix 2
GLOSSARY

ADDITIVES	Added in very small quantities, additives optimise the properties, manufacture, and processing of coatings and plastics.

American Depository Receipts (ADRs)	Negotiable certificates for a stock that confers a share of a non-U.S. stock corporation on the holder.

Cash flow	Financial indicator for assessing a company’s financial strength. In its simplest form it consists of:
net income + amortisation and depreciation +/- changes in long-term provisions (e.g. pension provisions).

COPD	Short for Chronic Obstructive Pulmonary Disease. COPD essentially comprises chronic bronchitis and emphysema. According to estimates, 3 to 5 million people suffer from the disease in Germany and 600 million people worldwide. Symptoms include coughing, sputum, and lack of breath during exertion.

Cardiology	The branch of internal medicine dealing with heart diseases and their treatment.

Corticosteroids	A group of chemical compounds similar in structure to hormones produced by the adrenal cortex. They have an anti-inflammatory and anti-allergic effect.

Oncology	The branch of internal medicine dealing with cancer diseases and their treatment.

Osteoporosis	Loss or reduction of bone mass leading to an increased susceptibility to bone fractures.

OTC	Short for Over The Counter. Synonym for self-medication. Includes non-prescription, over the counter drugs and health products from pharmacies, drugstores and consumer markets.

Phosphodiesterase inhibitors (PDE4 inhibitors)	A group of substances that block the phosphodiesterase enzyme and thus have an anti-inflammatory effect. PDE4 inhibitors such as Roflumilast are used in the treatment of asthma and COPD.

Proton pump inhibitor	Short PPI. Group of substances which selectively inhibit the secretion of stomach acid. Example:
Pantoprazole.

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Direct Line +44 20 7545 8000
2 November 2006
Management Board of Directors
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v.d. Höhe
Dear Sirs,
Deutsche Bank AG (“Deutsche Bank”) has acted as financial advisor to ALTANA AG (“ALTANA”) in connection with the planned separation of ALTANA Pharma and ALTANA Chemie, in particular with respect to the stand-alone capital market entry of ALTANA's Chemicals business. This separation will be effected by the proposed acquisition of ALTANA Pharma AG (“ALTANA Pharma”) the pharmaceutical business of ALTANA by Nycomed A/S (the “Purchaser”) pursuant to the Sale and Purchase Agreement dated as of September 20, 2006 among the Purchaser and ALTANA (the “Purchase Agreement”), which provides among other things for the acquisition of the entire issued share capital of ALTANA Pharma (the “Shares”) by the Purchaser (the “Transaction”), as a result of which ALTANA Pharma will become a wholly owned subsidiary of the Purchaser. As set forth more fully in the Purchase Agreement, the purchase price to be paid by the Purchaser to ALTANA for the Shares shall be an amount equal to €4.215 billion plus an additional amount for net cash and working capital of approximately €0.3 billion after price adjustment at closing (the “Purchase Price”). The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement.

Chairman of the Supervisory Board: Rolf-E. Breuer Board of Managing Directors: Josef Ackerrnann, Clemens Börsig, Tessen von Heydebreck, Hermann-Josef Lamberti	Deutsche Bank AG is authorised and regulated by the Financial Services Authority for the conduct of designated investment business in the UK, a member of The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No. 30 000 District Court of Frankfurt am Main; Branch Registration No. in England and Wales BR000005, Registered address: Winchester House, 1 Great Winchester Street London EC2N 2DB

1

You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to ALTANA of the Purchase Price.
In connection with Deutsche Bank’s role as financial advisor to ALTANA, and in arriving at its opinion, Deutsche Bank has
a)	reviewed certain publicly available financial and other information concerning ALTANA Pharma;

b)	reviewed certain internal analyses and other information furnished to it by ALTANA;

c)	held discussions with members of the senior management of ALTANA Pharma regarding the business and prospects of ALTANA Pharma;

d)	reviewed the reported prices and trading activity for ALTANA Common Stock;

e)	compared certain financial information for ALTANA Pharma with similar information for certain specialty pharmaceutical companies whose securities are publicly traded;

f)	reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part;

g)	reviewed with ALTANA and its advisors the process whereby the sale of ALTANA Pharma was conducted and concluded;

h)	reviewed the terms of the Purchase Agreement and certain related documents;

i)	performed such other studies and analyses and considered such other factors as it deemed appropriate.
Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning ALTANA Pharma, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of ALTANA Pharma. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ALTANA Pharma, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

2

For the purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of ALTANA, ALTANA Pharma and the Purchaser contained in the Purchase Agreement are true and correct, ALTANA, ALTANA Pharma and the Purchaser will each perform all of the covenants and agreements to be performed by it under the Purchase Agreement and all conditions to the obligations of each of ALTANA, ALTANA Pharma and the Purchaser to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either ALTANA or the Purchaser is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on ALTANA or the Purchaser or materially reduce the contemplated benefits of the Transaction to ALTANA.
This opinion is addressed to, and for the use and benefit of, the Management Board of ALTANA. This opinion is limited to the fairness, from a financial point of view, to ALTANA of the Purchase Price, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by ALTANA to engage in the Transaction. The release of the Fairness Opinion to third parties is subject to prior written approval of Deutsche Bank. In case of Deutsche Bank’s written approval to the delivery of the Fairness Opinion to third parties, they should be granted access to the complete version of the Fairness Opinion. However, Deutsche Bank does not assume any liability to such third parties. This opinion is not a recommendation to the stockholders of ALTANA to approve the Transaction.
Deutsche Bank will be paid a fee for its services as financial advisor to ALTANA in connection with the separation of ALTANA Pharma and ALTANA Chemie, a substantial portion of which is contingent upon consummation of this separation. One or more members of Deutsche Bank have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to ALTANA or its affiliates for which it has received compensation. A portion of the proceeds from the Transaction will be used to repay indebtedness of ALTANA which has been extended in part by Deutsche Bank. In the ordinary course of business, Deutsche Bank may actively trade in the securities and other instruments and obligations of ALTANA for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank may at any time hold a long or short position in such securities, instruments and obligations.

3

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that the Purchase Price is fair, from a financial point of view, to ALTANA.
Very truly yours,

DEUTSCHE BANK AG

4

Strictly confidential
To the Board of Management of
Altana AG
Herbert-Quandt-Haus
Am Pilgerrain 15

61352 Bad Homburg v. d. H.
3 November 2006
English translation of the original German Opinion Letter -
only the original German version is authoritative
Sale of Altana Pharma AG — Fairness Opinion
Dear Sirs
Against the background of the sale of the shares in Altana Pharma AG you engaged us in a letter dated 2 October 2006 to assess whether the selling price is financially fair and appropriate from the point of view of the Board and shareholders of Altana AG as at 20 September 2006.
In a sale and purchase agreement dated 20 September 2006, the Board of Altana AG sold 100% of the shares in Altana Pharma AG (hereafter referred to in short as “the transaction”). The other party to the contract is Nycomed Deutschland Holding GmbH, a company of Nycomed Group, Taastrup, Denmark (hereafter referred to in short as “Nycomed”).
The agreed basic purchase price amounts to €4.215 billion on a so-called cash-free/debt-free basis (hereafter referred to in short as “the transaction price”). The Board of Altana AG expects that this transaction price will probably be adjusted upwards by an additional, estimated amount of approximately €0.3 billion to the final purchase price.1
The anticipated purchase price adjustment results from provisions in the sale and purchase agreement and is calculated on the basis of certain, contractually agreed balance sheet items in the consolidated annual financial statements of Altana Pharma AG as at 31 December 2006. These essentially relate to the net financial position and also the working capital. For the purposes of this opinion the previously defined transaction price is relevant.

[1]	see Ad-hoc announcement by Altana AG dated 21 September 2006

Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
The Supervisory Board approved the transaction on 21 September 2006.
The opinion reproduced here is intended to inform and support the Board of Altana AG in connection with the transaction and constitutes neither a recommendation nor an appraisal as to whether this transaction should have been carried out from the Board’s point of view, nor whether the terms of the transaction correspond to legal or taxation requirements or are consistent with Altana AG’s internal regulations. Our responsibility is to express an opinion on the appropriateness of the transaction price from a financial point of view,
We draw attention to the fact that we shall not receive remuneration for our services in connection with the transaction which is in any way or manner dependent on the conclusion of the transaction.
We render this opinion on the transaction in our capacity as advisers of Altana AG.
We base our conclusions on the following activities:
•	Appraisal of the transaction process including the offers submitted

•	Appraisal of the transaction price by means of various valuation analyses
•	proportionate stock exchange value

•	comparable transactions
•	stock exchange values in the broader sense (so-called trading multiples) derived on the basis of financial ratios of comparable listed companies

•	transaction values (so-called transaction multiples) derived on the basis of financial ratios of comparable companies or shares, which were recently traded
•	fundamental analysis
•	Appraisal of the transaction price on the basis of analyst recommendations
Furthermore, we conducted various conversations with those responsible for the project at Altana AG and with the Board of Altana Pharma AG, especially concerning their assessment of the past and present course of business and also concerning the financial position and future prospects of Altana Pharma AG, in particularly with regard to the products currently in the development phase (hereafter referred to in short as “the pipeline”). We also conducted conversations with Goldman, Sachs & Co. oHG, Altana AG’s financial adviser. Moreover, we analysed documents relevant to the

2/15

Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
transaction that were supplied to us by the Board of Altana AG and also inspected a selection of documents in the data room prepared for the transaction process. At the same time, we undertook our own research for our analyses drawing on publicly available data.
We did not carry out an independent Due Diligence (e.g. of financial, legal or tax nature) nor an assessment of the plausibility of business planning. The assumptions and the appropriateness of planning are exclusively the responsibility of the Board of Altana Pharma AG.
In this opinion we refer to the reference date of 20 September 2006, the date of the decision by the Board of Altana AG (“valuation date”).
We would point out that, on the basis of the above-mentioned terms of reference, we have not performed an objective valuation within the meaning of Standard S 1 (IDW SI), “Principles of the Performance of Business Valuations”, promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW). However, our analyses were performed analogously to the principles of Standard S 1 and are orientated towards the respective guidelines concerning the determination of subjective decision values.
We have not conducted any valuation of individual assets and liabilities of Altana Pharma AG. We also did not inspect valuations of any such kind nor include them in our analysis.
The Board of Altana AG has provided us with a letter of representation confirming that all information of significance to this opinion has been supplied to us correctly and in full, and furthermore that, in its judgment, the analyses carried out by us suitably reflects the present state of its knowledge and assessments, In providing this opinion, we have assumed that this information is correct and complete and have conducted neither a verification of the data and information used nor a verification of the reliability of the sources of information.
Our work was carried out between 4 October 2006 and 3 November 2006.
Our engagement is governed by the General Terms of Engagement for “Wirtschaftsprüfer” (professionally qualified auditors) and “Wirtschaftsprüfungsgesellschaften” (audit firms) in the version dated 1 January 2002. Our liability is determined by no. 9 of the General Terras of Engagement and also by the individual Liability Agreement dated 2 October 2006.
Within the scope of our work we conducted investigations on which we report as follows:
Appraisal of the transaction process including the offers submitted
Those responsible at Altana AG described the transaction process to us. In this context, we inspected the offers of various bidders.
In January 2006 Altana AG initiated the search process for a strategic partner or an acquirer with the interposition of external advisers. First, potential strategic partners for an acquisition as well as a

3/15

Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
merger were invited to make non-binding offers within the initial phase. In the second phase, interested parties were given the opportunity of carrying out a Due Diligence as basis for the submission of binding offers.
The offers reflected the assessment of selected market participants with regard to the value of the shares at the time of the transaction. We therefore consider them to be a valid basis for the assessment of the transaction price of Altana Pharma AG.
Our analysis of the offers showed that the Board of Altana AG, in selecting the partners to the contract, chose the best offer from the financial point of view. Moreover, we rate the course of the transaction process as normal and professional.
Appraisal of the transaction price by means of various valuation analyses
All valuation analyses in this opinion are compared with the transaction price. They refer to Altana Pharma AG including all affiliated companies and are conducted on group level. At this point, it must be noted that the transaction price corresponds to the entity value of the company after deducting pension obligations.
For this reason, the value of Altana Pharma AG is adjusted for the purpose of this opinion, according to the dependent variable, as follows:

Entity value	Equity value

./. Value of the pension obligations	./. Net financial position (net cash)[4]

= value of Altana Pharma AG	= value of Altana Pharma AG
The relevant value figure for Altana Pharma AG, which is to be compared with the transaction price, will be referred to below as “the value”.
Proportionate stock exchange value
According to IDW S 1 section 3, in the case of shares, stock exchange quotations are to be adduced for assessing the plausibility of the value of the company, insofar as they are available. However, it must be borne in mind that the stock exchange quotation can only have limited significance, since it depends on numerous specific factors such as the size and narrowness of the market, fortuitous sales and also on speculative and other non-value-orientated influences and can thus be subject to incalculable fluctuations and developments.

[4]	Net financial position (net cash) = cash and cash equivalents minus interest-bearing liabilities

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Altana AG
Sale of A liana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
Altana Pharma AG is not itself listed. However, an approximate determination of the value derived according to economic principles can be undertaken on the basis of the market capitalisation of Altana AG.
The starting point of this analysis is the market capitalisation of Altana AG. The proportional value of Altana Chemie AG, whose financial position as a sub-group can be separately assessed, is deducted from this. The value contribution of Altana AG (Holding) was disregarded within the scope of the ascertainment of value ranges. In measuring the proportional value of Altana Chemie AG we refer to publicly available studies by analysts.
The result is the proportionate stock exchange value of Altana Pharma AG.
Owing to the possible influence on the stock exchange value of Altana AG by the selling process, we determined the proportionate market capitalisation of Altana Pharma AG for various periods, both before and after the transaction (20 September 2006).
The following were laid down as the periods of comparison:
•	1 January 2005 to 31 December 2005

•	1 January 2006 to 30 June 2006

•	1 July 2006 to 19 September 2006

•	20 September 2006 to 13 October 2006
The resulting ranges for the proportionate value of Altana Pharma AG in the periods named were as follows:
Proportionate Stock Exchange Value of Altana Pharma AG In •m

	1.1.2005-			1.1.2006-			1.7.2006-			20.9.2006-
Reference period	31.12.2005			30.06.2006			19.3.2006			13.10.2006
Market capitalisation Altana AG (in •m)		6.297			6.351			6.055			5.970

Valus Altana Chemie AG (in •m),
and max. respectively	1.366		2.037	1.358		2.553	1.494		2.201	1.460		2.037

Value Altana Pharma AG (in •m)	4.634		3.963	4.695		3.500	4.264		3.556	4.213		3.636
The transaction price of € 4.215 bn obtained for Altana Pharma AG lies within the range of proportionate values arising for the periods observed. A transaction price at this level was expected by the majority of analysts (7 studies by analysts were researched for this, of which 6 studies contained positive statements).

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 20O6
English translation of the original German Opinion Letter —
only the original German version is authoritative
The price of Altana AG rose on the day after the transaction was announced by about 4 % compared to the price immediately before the announcement and by about 5 % over the 3-month average price before the announcement. No lasting price reaction, which would suggest either a positive or a negative assessment of the transaction price, ensued.
Comparative transactions
The market prices observed for transactions of comparable companies fundamentally suggest themselves for the assessment of a transaction price.
Comparable transactions in the market can be subsumed as:
1.	stock exchange values in the broader sense (so-called trading multiples) derived on the basis of financial ratios of comparable listed companies

2.	transaction values (so-called transaction multiples) derived on the basis of financial ratios of comparable companies or shares, which were recently traded
Re 1:
Comparative values derived on the basis of the key financial ratios of comparable listed companies have a considerably lesser informative value than stock exchange quotations, as even companies active in the same or closely related industries are in fact only comparable to a limited extent due fundamentally to differing product portfolios, differing business areas, differing size, business policy and other factors affecting value.
Comparable companies in the observed sector offer, against a background of varying levels of profitability and differing earnings prospects for the products sold and for the products in the pipeline, a basis of comparison of limited suitability. The reasons for this are in particular the composition and stage of the pipeline and also the regulatory setting for the products to be developed.
Under IDW S 1, section 7.5.2, simplified price calculations, for example in the form of earnings multipliers, can in individual cases provide indications for a plausibility check of the results according to the capitalised earnings method or the discounted cash flow (DCF) method.
Using a price calculation based on the key financial ratios of comparable listed companies, the value of Altana Pharma AG is the product of an earnings level for the company considered to be representative and sustainable and the earnings multiplier of the companies compared. The multiplier is derived from the relationship of the value to the earnings figures of the companies compared.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
The following companies were identified as comparable companies in competition with Altana Pharma AG; the peer group also includes Altana AG:
Peer Group

Name	Headquarters	Name	Headquarters
Altana AG	Bad Homburg (D)	Merck KGaA	Darmstadt (D)
Astellas Pharma Inc.	Nihonbashi-Honcho (J)	Novo Nordisk A/S	Bagsværd (DK)
Bristol-Myers Squibb Co.	New York, NY (USA)	Schering-Plough Corp.	Kenilworth, NJ (USA)
Daiichi Sankyo Co. Ltd.	Nihombashi-Honcho (J)	Serono S.A.	Geneva (CH)
Eisai Co. Ltd.	Bunkyo-ku, Tokyo (J)	Shire plc	Hampshire (UK)
Eli Lilly & Co.	Indianapolis, IN (USA)	UCB S.A.	Brussels (B)
H Lundbeck A/S	Valby-Kopenhagen (DK)	Wyeth	Madison, NJ (USA)
Merck & Co. Inc.	Whitehouse Station, NJ (USA)

Source: Bloomberg
The internationally customary EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation) and the net annual profit (“net income”) were adduced as the definitive earnings figures, as usual with multiplier valuations of pharmaceutical companies.
The multiplier analysis results in either an entity value or a market value of the equity, depending on the earnings figure considered and the treatment of the debt position.
The result is an entity value when the multiplier is applied to earnings figures uninfluenced by debt (i.e. interest expense), as, for example, on the EBITDA results figure. The entity value reflects the total value that is due to the owners and lenders.
The result is an equity value (i.e. value in the narrower meaning) when the multiplier is applied to earnings figures after taking the debt influence into account, i.e. after interest expense (e.g. net annual profit). The market value of the equity is the value that is due to the owners.
The entity value is in principle converted to the market value of equity by deducting net debt, i.e. the entity value minus the market value of interest-bearing debt is equal to the equity value. In this context we also refer to the definition of the value of Altana Pharma AG on page 4.
The multipliers are applied, as is usual in the case of the majority of the analysts owing to the current earnings situation being influenced by the marketing of Pantoprazol, to the planning year 2007, in order to approximate a sustainable earnings level. This implicitly assumes that no materially disadvantageous changes to the profitability and business prospects of Altana Pharma AG will occur.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
The application of multiples on corresponding performance data (forecasted EBITDA and net-income 2007) of Altana Pharma AG results in a range of values that lies above the one resulting from the proportionate stock exchange valuation.
A main reason for this is the limited comparability of Altana Pharma AG with companies of the peer group in relation to the stage and the composition of their respective pipelines in which the comparable companies are held to incorporate more diversification. Furthermore, the profitability at current and in the following year is dominated by the successful product Pantoprazol, which will loose its patent protection in the years 2009 and 2010, and accordingly its high profit contribution. Therefore, the assumption of sustained profitability on the level of 2007 figures leads to a systematic overvaluation.
For this reason, discounts of approximately 40 % in the implicit stock exchange value of Altana Pharma AG compared to the range of values derived from trading multiples can be observed.
In order to substantiate the magnitude of discounts, we identified recently published discounts from representative analyst reports. These range from 30 % to 40 % on the directly derived value of Altana Pharma AG. We have not been able to draw any other conclusions within the scope of our analyses and thus take these discounts into account in our valuation.
The obtained transaction price of € 4.215 bn for Altana Pharma AG, lies, taking the discounts into account, within the range of the derived values based on the mean or median values of the reference figures EBITDA (€ 4.2 bn to € 5.1 bn) and net income (€ 4.0 bn to € 5.0 bn).
Re 2:
Comparative values derived on the basis of the key indicators arising from transactions in companies or shares therein have an even lesser informative value, as highly subjective expectations, perceptions and aims of the purchaser may be reflected in the price. Next to all those factors presented in the preceding section, overlapping product portfolios as well as the specific synergy potential are of specific importance.
We have investigated the financial conditions under which selected, comparable company transactions were effected in recent times. We have analysed the transactions and placed the purchase price paid in relation to various Altana Pharma AG profitability ratios.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
In making this selection we confine ourselves to transactions involving pharmaceutical companies conducting research in which a majority was acquired, of comparable size to Altana Pharma AG in the international context. The following transactions serve as the basis of the analysis:
Comparable Transactions

Acquirer	Target	Date of Announcement
Merck KGaA	Serono International S.A.	September 2006
UCB S.A.	Schwarz Pharma AG	September 2006
Bayer AG	Schering AG	March 2006
Sankyo Co. Ltd.	Daiichi Pharmaceuticals Co. Ltd.	February 2006
Solvay S.A.	Fournier Pharma	March 2005
Waren Acquisition Ltd.	Warner Chilcott plc	October 2004
Yamanouchi Pharmaceutical Co. Ltd.	Fujisawa Pharmaceutical Co. Ltd.	February 2004

Sources: Thomson Research, Bloomberg, Press releases
We do not consider the multipliers derivable from the various offers to be a suitable basis for inferring the value of Altana Pharma AG, and attribute this to the lack of comparability with the target companies concerned. In this connection we analysed and assessed the following factors that are relevant to a comparison of Altana Pharma AG with the target companies:
•	Company size

•	Profitability

•	Diversification in view of the sales risk

•	Nature and stage of the pipeline

•	Relevant target markets

•	Aim pursued by the transaction concerned
It is also not possible to conduct a proper comparison with premiums paid on comparable takeover offers (surplus to the stock exchange quotation), as no own stock exchange quotation exists for Altana Pharma AG in the sense of an empirically observable and regularly fixed quotation on a stock exchange which could be compared to a takeover offer per share.
As an interim result we ascertain that the proportionate market capitalisation of Altana Pharma AG represents a suitable measure of the comparative market valuations, since it may be assumed that the stock market price includes all specific value-relevant factors.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
Fundamental valuation analysis
It is generally recognized in the science of business management and international valuation practice that the value according to a discounted cash flow method (DCF method) represents a suitable measure of the value of a business.
Against the background of the individual business prospects as well as the specific product portfolio, we consider fundamental analysis to be a proper method of assessing the agreed transaction price.
According to section 2.1 of IDW S 1, an entity value may be determined using either the discounted cash flow or the discounted earnings method. In the present case, the entity value was determined according to the internationally recognised DCF method. Since both methods — given the same assumptions, particularly concerning financing — lead to identical entity values (cf. ibid., section 7.1), a value determination according to the earnings method was dispensed with.
The starting point for the fundamental analysis was the Altana Pharma AG business planning made available to us, which was prepared in the autumn of 2005, adjusted to current developments early in 2006 and was thus valid at the time of the negotiations for the sale. The business planning comprises the planning individually prepared by Altana Pharma AG for the various products currently marketed and also the products in the pipeline, which do not take into account any risk adjustments, e.g. in the form of discounts or probability weightings with respect to products still to be developed. However, such risk considerations should — in our assessment — be taken into account for valuation purposes and were depicted by Altana AG in the form of scenarios. Product-independent expenses, investments, depreciation/ amortisation and working capital items were budgeted as further components of the business plan.
The value of a company — assuming purely financial goals — is basically determined by the present value of the net inflows to the proprietors of the company associated with ownership of the company (present value of future earnings). In order to derive the present value of such net surpluses, a discount rate is used which represents the return on an alternative investment that is equivalent to an investment in the company to be valued (cf. IDW S 1, section 2.1).
Within the scope of the Weighted Average Cost of Capital (WACC) approach we first derived the market value of the business as a whole (“entity value”), in which the future cash flows (“free cash flows”) which the company can generate are discounted back to the valuation date.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
These future free cash flows are those financial surpluses which are available to all capital investors (owners and debt lenders) of the company. In principle, the market value of the equity (“equity value”) is obtained by deducted the market value of the interest-bearing liabilities. In order to assess the transaction price, we deducted only the value of the pension provisions from the entity value within the scope of our DCF analyses, in conformity with the contractual provisions (cp. S.4). Liquid funds were not taken into account in the valuation for comparative purposes, as these are not included in the transaction price and are separately remunerated to Altana AG on the basis of the balances at the time of “closing”. The entity value of the company is calculated by totalling the discounted free cash flows for future financial years. Deducting the value of the pensions provisions results in the value of Altana Pharma AG for comparison purposes.
The free cash flow is obtained from the operating result before net interest and taxes on income (EBIT, Earnings Before Interest and Taxes) by deducting income taxes calculated thereon and as well as investments, addition of planned depreciation/ amortisation and taking changes in net working capital into account.
The EBIT for valuation purposes is thus charged with the income-related taxes which a company would pay if it were only financed with equity.
The derivation of the free cash flows is thus as follows:

=	EBIT

./.	Adjusted income taxes on the EBIT (assuming pure equity financing)

+	Depreciation and amortisation

–	Capital expenditure

+/–	Changes in net working capital

=	Free Cash Flow
In ascertaining the value of Altana Pharma AG, the distribution of such financial net income must be assumed as is available as free cash flows, taking into account the documented corporate strategy. We distinguished between two phases for valuation purposes: the free cash flows for the first phase (“detailed planning phase”) result from Altana Pharma AG’s own planning calculations. Within the framework of the second phase (“sustainable earnings phase” or “perpetuity”), the assumption is to be made that, typically, the cash flows will be fully distributed.
The business plan does not contain any synergy or integration effects from implementing the transaction.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
The estimate of a transaction price range was made by the Board of Altana AG on the basis of scenario calculations. In this context differentiated probability views for individual products in the pipeline were developed. The consideration of such probabilities is a typical element in the planning process of research-conducting companies in the pharmaceutical sector, in order to capture both the market opportunities of individual products and also the development and marketing risk adequately. We consider this procedure to be appropriate.
For our analysis, we compared the probabilities attributed to the individual products by the Board of Altana AG with publicly available estimations from analysts and observed that internal and external estimations agree to a large extent. For this reason, we adopted the conducted allocation of probabilities for individual pipeline products as a scenario (hereafter referred to in short as “Scenario 1”).
Moreover, we have made our own estimations on the basis of conducted conversations and the analysis of information relevant to the transaction; we consider these estimations in a separate scenario (hereafter referred to in short as “Scenario 2”).
In addition, we carried out value analyses on the basis of discretionary scenarios for the possible event of individual products in the pipeline not being approved. We simulated two scenarios in this connection. These relate in the first case to the non-approval of the development product “Daxas” as well as in the second case similarly the development products “Daxas”, “Ciclesonide Combi” and “Venticute”.
However, we do not consider these scenarios to be meaningful, as the approval and marketing risks in the development portfolio cannot be taken into account simultaneously thereby and accordingly possible optional courses of action by the Board are neglected. Nevertheless, none of these scenarios leads to other conclusions than scenarios 1 and 2.
In valuing Altana Pharma AG, the future anticipated surpluses are discounted back to the valuation date using an appropriate rate of interest. The discount rate therefore reflects the return on an alternative investment which compares to an investment in the valuation object, provided that the two investments are equivalent in terms of the discounted earnings as far as maturity, risk and taxation are concerned (see IDW S 1, section 7.2.4.1).
The weighted average cost of capital is designated WACC. The weighted average cost of capital is the arithmetical mean of the costs of equity and debt, weighted according to the relevant proportions of the market values of equity and debt in the entity value.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
The calculation of the weighted average cost of capital uses the following formula:
where

rFK	: costs of debt

MWEK	: market value of the equity (equity value)

MWFK	: market value of debt

MWGK	: entity value

s	: company tax rate (final tax burden)
No directly observable beta factors in the capital market are available for Altana Pharma AG as an unlisted company. For this reason, we determined a peer group, which is presented on page 7, for the derivation of a beta factor, based on an analysis of the industry. On this basis we determined a WACC in a range between 7.8 % and 8.0%.
Altana Pharma AG’s achievable growth in the anticipated development of income and expenditures as well as balance sheet items is reflected in its budget (2006) and medium-term financial planning (2007 to 2016). To this extent, no growth rate discount is necessary for this period. Furthermore, in the years 2016 and thereafter (the sustainable earnings phase), the balance sheet and income statement items, and thus also the free cash flows derivable from planning, will develop further. The sustainable growth of the company can be depicted by financial mathematical methods as a growth discount in the capitalisation interest rate. For purposes of financing the associated growth in the sustainable earnings phase, a retention of earnings at the level of the growth rate in relation to equity and an addition at the level of the growth rate in relation to the interest-bearing liabilities must be taken into account at the end of the detailed financial planning phase.
Analysts use growth discounts ranging from 1 % to 3 % for earnings value orientated valuations of Altana Pharma AG. We also made use of this order of magnitude in our analysis.
Any items that can either not be depicted or only partially depicted within the framework of the determination of the discounted earnings value are basically to be valued separately and added to the discounted earnings value. These special items include not only non-operating assets, but also certain financial assets and tax effects. Assets are considered non-operating if they can be

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
freely disposed of without affecting the company’s actual objectives. According to the information we received, no non-necessary business assets are present.
We have ascertained the following value ranges for the scenarios described above and on the basis of the method described.
DCF-Values in *m

	Min.	Max.
Growth rate discount	1.0%	3.0%

Scenario 1	3,858	4,328
Scenario 2	3,900	4,497

Sources: Altana Pharma AG, Bloomberg, own Analyses
We would point out once again that, on the basis of the above-mentioned terms of reference, we have not performed an objective valuation within the meaning of Standard S 1 (IDW S 1), “Principles of the Performance of Business Valuations”, promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW).
The transaction price falls in the range of the fundamentally determined values.
Appraisal of the transaction price on the basis of analyst valuations
Before and after the transaction, various analysts carried out valuations of Altana AG, which include explicit business valuations of Altana Pharma AG. We identified 33 studies which contain a corresponding value derivation. The analyst valuations published therein were published in the period from July 2005 to September 2006 and refer explicitly to the value of Altana Pharma AG.
The analysts valued Altana Pharma AG at the following business values, which were adjusted by us by the net financial position for comparison purposes:
Analyst Valuations in *m

	4.7.2005-	1.1.2006-	1.7.2006-	20.9.2006-
	31.12.2005	30.6.2006	19.9.2006	28.9.2006
Analysts (various methods)
Min.	3,577	2,286	1,779	3,072
Max.	6,020	6,812	5,459	4,351
Mean	4,829	4,756	4,160	4,050
Median	4,897	4,720	4,483	4,111

Source: Analyst reports
The transaction price falls in the range of these figures.

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Altana AG
Sale of Altana Pharma AG — Fairness Opinion
3 November 2006
English translation of the original German Opinion Letter —
only the original German version is authoritative
Summarised opinion
Based on the carried out analyses described above it is our opinion that the transaction price for the sale proposed by the Board of Altana AG is fair and appropriate from the point of view of the beneficiaries.
The reference date of this Fairness Opinion is 20 September 2006.
Yours sincerely

Gertraud Dirscherl	Michael Salcher
Wirtschaftsprüfer	Wirtschaftsprüfer

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